UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Quarter ended September 30, 2007
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore — 560035, Karnataka, India
+91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                Form 20-F ☑       Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g - 3-2(b) under the Securities Exchange Act of 1934.
                Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
       Not applicable.

Currency of Presentation and Certain Defined Terms
In this Quarterly Report references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of the United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is a registered trademark of Wipro Limited in the United States and India. All other trademarks or trade names used in this Quarterly Report on Form 6K are the property of the respective owners.
Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 28, 2007, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 39.75 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Quarterly Report.
Forward-Looking Statements May Prove Inaccurate
IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I – FINANCIAL INFORMATION
     Item 1. Financial Statements
WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of September 30,					As of March 31,
	2006		2007		2007	2007
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	Rs.	4,144	Rs.	20,266	$510	Rs.	12,412
Restricted cash (Note 16)		—		33	1		7,238
Investments in liquid and short-term mutual funds (Note 8)		33,018		23,060	580		32,410
Accounts receivable, net of allowances (Note 5)		24,498		32,130	808		28,083
Costs and earnings in excess of billings on contracts in progress		5,439		7,800	196		5,096
Inventories (Note 6)		2,426		6,296	158		4,150
Deferred income taxes		220		506	12		382
Other current assets (Note 7)		10,002		13,797	348		11,479

Total current assets		79,747		103,888	2,613		101,250
Property, plant and equipment, net (Note 9)		21,195		33,626	846		26,541
Investments in affiliates (Note 13)		1,200		1,379	35		1,242
Investment securities		28		358	9		357
Deferred income taxes		56		230	6		49
Intangible assets, net (Note 10)		2,386		12,296	309		2,663
Goodwill (Note 3,10)		11,445		37,589	946		12,706
Other assets (Note 7)		1,528		5,591	141		1,959

Total assets	Rs.	117,585	Rs.	194,957	$4,905	Rs.	146,767

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings from banks (Note 15)	Rs.	807	Rs.	24,762	$623	Rs.	2,893
Current portion of long-term debt (Note 15)		90		981	25		328
Current portion of obligations under capital leases		—		320	8		—
Accounts payable		5,438		14,226	358		10,202
Accrued expenses		7,711		8,786	221		5,139
Accrued employee costs		4,885		4,611	116		5,187
Advances from customers		1,158		1,620	41		1,315
Billings in excess of costs and earnings on contracts in progress		1,054		2,485	63		1,818
Other current liabilities (Note 11)		8,286		14,391	362		16,623

Total current liabilities		29,429		72,182	1,817		43,505
Long-term debt, excluding current portion(Note 15)		106		2,335	59		560
Obligations under capital leases, excluding current portion		—		806	20		—
Deferred income taxes		468		1,843	46		464
Other liabilities		461		2,290	58		770

Total liabilities		30,464		79,456	2,000		45,299

Minority interest		—		97	2		—

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,458,999,650, 1,434,563,895 and 1,459,261,169 shares as of March 31, 2007, September 30, 2006 and 2007 (Note 16)		2,869		2,919	73		2,918
Additional paid-in capital (Note 21)		17,533		25,223	635		24,508
Accumulated other comprehensive income		578		(237)	(6)		94
Retained earnings (Note 17)		66,141		87,499	2,201		73,948
Equity shares held by a controlled Trust: 7,961,760, 7,869,060 and 7,961,760 shares as of March 31, 2007, September 30, 2006 and 2007 (Note 21)		—		—	—		—

Total stockholders’ equity		87,121		115,404	2,903		101,468

Total liabilities and stockholders’ equity	Rs.	117,585	Rs.	194,957	$4,905	Rs.	146,767

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended September 30,			Six months ended September 30,
	2006	2007	2007	2006	2007	2007
			Convenience			Convenience
			translation			translation into
			into US$			US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:

Global IT Services and Products
IT Services	24,876	29,482	742	47,289	56,942	1,433
BPO Services	2,303	2,803	71	4,402	5,373	135
India and AsiaPac IT Services and Products
Services	2,077	2,901	73	3,685	5,387	136
Products	2,922	5,863	147	5,670	9,951	250
Consumer Care and Lighting	1,871	3,561	90	3,521	5,782	145
Others	1,089	2,671	67	1,883	5,678	143

Total	35,138	47,281	1,189	66,450	89,113	2,242

Cost of revenues:

Global IT Services and Products
IT Services	16,467	20,084	505	31,085	38,372	965
BPO Services	1,499	1,851	47	2,992	3,503	88
India and AsiaPac IT Services and Product
Services	1,191	1,648	41	2,083	3,163	80
Products	2,643	5,227	131	5,131	8,792	221
Consumer Care and Lighting	1,243	2,067	52	2,299	3,539	89
Others	798	2,132	54	1,433	4,736	119

Total	23,841	33,009	830	45,023	62,105	1,562

Gross profit	11,297	14,271	359	21,427	27,008	679
Operating expenses:
Selling and marketing expenses	(2,160)	(3,288)	(83)	(4,197)	(6,049)	(152)
General and administrative expenses	(1,794)	(2,655)	(67)	(3,272)	(4,715)	(119)
Research and development expenses	(71)	(157)	(4)	(128)	(330)	(8)
Amortization of intangible assets (Note 10)	(88)	(99)	(2)	(142)	(204)	(5)
Foreign exchange gains/(losses), net	2	58	1	(16)	(794)	(20)
Others, net	282	32	1	305	112	3

Operating income	7,468	8,163	205	13,978	15,028	378
Other income, net (Note 18)	471	743	19	979	1,734	44
Equity in earnings/(losses) of affiliates (Note 13)	92	84	2	157	171	4

Income before income taxes, minority interest and cumulative effect of change in accounting principle	8,031	8,990	226	15,114	16,933	426
Income taxes (Note 20)	(1,068)	(865)	(22)	(2,047)	(1,704)	(43)
Minority interest	—	(3)	—	—	(3)	—

Income before cumulative effect of change in accounting principle	6,963	8,121	204	13,066	15,226	383
Cumulative effect of change in accounting principle	—	—	—	39	—	—

Net income	6,963	8,121	204	13,105	15,226	383

Earnings per equity share: (Note 22)
Basic
Income before cumulative effect of change in accounting principle	4.89	5.60	0.14	9.19	10.50	0.26
Cumulative effect of change in accounting principle	—	—	—	0.03	—	—
Net income	4.89	5.60	0.14	9.22	10.50	0.26
Diluted
Income before cumulative effect of change in accounting principle	4.83	5.57	0.14	9.08	10.45	0.26
Cumulative effect of change in accounting principle	—	—	—	0.03	—	—
Net income	4.83	5.57	0.14	9.10	10.45	0.26
Weighted average number of equity shares used in computing earnings per equity share:
Basic	1,424,691,434	1,450,036,475		1,422,047,916	1,449,964,665
Diluted	1,442,389,536	1,457,139,183		1,439,517,160	1,457,512,260
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

								Accumulated
				Additional				Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Deferred Stock	Comprehensive	Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Compensation	Income	Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2006	1,425,754,267		2,852		16,521	(2,202)			434		61,161	(7,869,060)		(0)		78,764

Elimination of deferred stock compensation balance on adoption of SFAS 123 No. ( R ) (unaudited) (Note 2)					(2,202)	2,202										—
Cumulative effect of change in accounting principle (unaudited) (Note 2)					(39)											(39)
Cash dividend (unaudited)											(8,125)					(8,125)
Issuance of equity shares on exercise of options (unaudited)	8,809,628		18		2,706											2,723
Compensation cost related to employee stock incentive plan (unaudited) (Note 21)					548											548
Comprehensive Income
Net income (unaudited)							13,105				13,105					13,105
Other comprehensive income/(loss)																—
Translation adjustments (unaudited)							89									—
Unrealised gain/(loss) on investment securities, net (net of tax effect of Rs. 48) (unaudited)							89									—
Unrealised gain/(loss) on cash flow hedging derivatives, net (unaudited)							(34)									—

Total other comprehensive income/(loss) (unaudited)							144		144							144

Comprehensive income (unaudited)							13,245.80

Balance as of September 30, 2006 (unaudited)	1,434,563,895		2,869		17,533	—			578		66,141	(7,869,060)		(0)		87,121

Balance as of March 31, 2007	1,458,999,650	Rs.	2,918	Rs.	24,508	—		Rs.	94	Rs.	73,948	(7,961,760)	Rs.	(0)	Rs.	101,468

Cash dividend (unaudited)											(1,675)					(1,675)
Issuance of equity shares on exercise of options (unaudited)	2,61,519		1		91											92
Compensation cost related to employee stock incentive plan (unaudited) (Note 21)					624											624
Comprehensive income
Net income (unaudited)							15,226				15,226					15,226
Other comprehensive income / (loss)
Translation adjustments (unaudited)							(777)
Unrecognized actuarial gain/(loss) (net of tax effect of Rs. (0.08)) (unaudited)							5
Unrealized gain/(loss) on investment securities, net (net of tax effect of Rs. 81) (unaudited)							(161)
Unrealized gain/(loss) on cash flow hedging derivatives, net (unaudited)							602

Total other comprehensive income / (loss) (unaudited)							(331)		(331)							(331)

Comprehensive income (unaudited)							14,895

Balance as of September 30, 2007 (unaudited)	1,459,261,169		2,919		25,223	—			(237)		87,499	(7,961,760)		0		115,404

Balance as of September 30, 2007 (unaudited) ($)			$73		$635				$(6)		$2,201			$0		$2,903

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Six months ended September 30,
	2006		2007		2007
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	Rs.	13,105	Rs.	15,226	$383
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of property, plant and equipment		(5)		(165)	(4)
Cumulative effect of change in accounting principle		(39)		—	—
Depreciation and amortization		2,044		2,646	67
Deferred tax charge/(benefit)		(16)		(56)	(1)
Unrealised exchange (gain)/loss		354		(1,128)	(28)
(Gain)/loss on sale of investment securities		(175)		(550)	(14)
Stock based compensation		548		624	16
Equity in earnings of affiliates		(157)		(171)	(4)
Changes in operating assets and liabilities:
Accounts receivable		(3,387)		(1,560)	(39)
Costs and earnings in excess of billings on contracts in progress		(1,103)		(2,703)	(68)
Inventories		(301)		(1,186)	(30)
Other assets		(658)		(3,107)	(79)
Accounts payable		49		3,571	89
Accrued expenses and employee costs		1,446		(1,628)	(41)
Advances from customers		596		949	24
Other liabilities		1,073		1,463	37

Net cash provided by operating activities		13,374		12,225	308

Cash flows from investing activities:
Expenditure on property, plant and equipment		(5,083)		(6,315)	(159)
Proceeds from sale of property, plant and equipment		183		323	8
Purchase of investments		(46,959)		(99,845)	(2,512)
Proceeds from sale of investments		44,569		109,536	2,756
Investment in inter-corporate deposits		—		50	1
Payment for acquisitions, net of cash acquired		(5,345)		(26,421)	(664)

Net cash used in investing activities		(12,635)		(22,672)	(570)

Cash flows from financing activities:
Proceeds from issuance of equity shares		2,723		92	2
Proceeds from issuance of equity shares by a subsidiary		—		55	1
Proceeds/(repayment) from/of short-term borrowings from banks		(254)		19,860	501
Proceed from long-term debt		196		1,441	36
Repayment of long-term debt		—		(1,186)	(30)
Payment of cash dividends		(8,125)		(1,945)	(49)

Net cash provided / (used) in financing activities		(5,459)		18,317	461

Net decrease in cash and cash equivalents during the period		(4,721)		7,870	198
Effect of exchange rate changes on cash		7		(16)	(0)
Cash and cash equivalents at the beginning of the period		8,858		12,412	312

Cash and cash equivalents at the end of the period	Rs.	4,144	Rs.	20,266	$510

Supplementary information:
Cash paid for interest		36		305	8
Cash paid for taxes		1,760		2,674	67
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
     Wipro Limited (Wipro), together with its subsidiaries (collectively, the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.
2. Significant Accounting Policies
     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     Basis of preparation of financial statements. The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP.
     Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007.
     Functional currency and exchange rate translation. The functional currency of Wipro and its domestic subsidiaries is the Indian rupees, the national currency of India. The functional currency of Wipro’s foreign subsidiaries is determined based on an evaluation of the individual and collective economic factors as discussed in Statement of Financial Accounting Standard (SFAS) No. 52, Foreign Currency Translation. The assets and liabilities of subsidiaries that have local functional currency are translated into Indian rupees at the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated at monthly weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.
     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.
     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the six months ended September 30, 2007, have been translated into US dollars at the noon buying rate in New York City on September 28, 2007, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs.  39.75. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

     Cash equivalents. The Company considers investments in highly liquid instruments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.
     Revenue recognition. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed. Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs. However, such costs are deferred only if the cost can be directly associated with a specific anticipated contract and the recoverability from that contract are deemed to be probable.
     Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, the product has been delivered in accordance with sales contract, the sales price is fixed or determinable and collectibility is reasonably assured.
     The Company has elected to adopt the guidance in EITF Issue No. 00-21 for all revenue arrangements with multiple deliverables.
     Based on this guidance, the Company recognizes revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the Company.
     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items.
     In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.
     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers.

     Revenues are shown net of excise duty, sales tax, value added tax, service tax and applicable discounts and allowances
     When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met.
     Volume discount. The Company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The discount terms in the Company’s arrangements with customers generally entitle the customer to discounts, if the customer completes a specified level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The Company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The Company recognizes the liability based on its estimate of the customer’s future purchases. If the Company cannot reasonably estimate the customer’s future purchases, then the liability is recorded based on the maximum potential level of discount. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment.
     Warranty costs. The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.
     Shipping and handling costs. Shipping and handling costs are included in selling and marketing expenses.
     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted-average method for all categories of inventories.
     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first-in-first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value for mutual fund units is based on published per unit value, which is the basis for current transactions. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.
     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.
     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease and leasehold improvements are amortized over the shorter of estimated useful life and the related lease term. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 21 years
Computer equipment	2 to 3 years
Furniture, fixtures and equipment	3 to 10 years
Vehicles	4 years
Computer software	2 to 3 years
     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.
     Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.
     Business combinations, goodwill and intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations consummated after June 30, 2001. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if they meet the criteria specified in SFAS No. 141. Any purchase price allocated to an assembled workforce is not accounted separately.
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units. The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process.
     The fair value of the reporting unit is first compared to its carrying value. The fair value of reporting units is determined using the income approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.
     The Company amortizes intangible assets over their estimated useful lives unless such lives are determined to be indefinite. Amortizable intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period unless that pattern cannot be reliably determined, in which case a straight line amortization method is used. Intangible assets with indefinite lives are tested annually for impairment and written down to the fair value as required. The estimated useful lives of the amortizable intangible assets are as follows:

Customer-related intangibles	2 to 5 years
Marketing-related intangibles	2 to 30 years
Technology-based intangibles	5 years
     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.
     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

     Impairment or disposal of long-lived assets. Long-lived assets, including certain identifiable intangible assets, to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are considered to be impaired if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value.
     The Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell.
     Earnings per share. In accordance with SFAS No. 128, Earnings per Share, basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.
     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the asset will not be realized. Excess income tax benefit on exercise of employee stock options is credited to additional paid-in capital.
     The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (FIN 48) on April 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions considered or to be considered in income tax returns. The Company recognizes penalties and interest related to unrecognized tax benefits as a component of other income, net. Refer note 20 for additional information relating to impact of adoption of FIN 48.
     The income tax provision for the interim periods is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year. Changes in interim periods to tax provisions, for changes in judgments or settlements relating to tax exposure items of earlier years, are recorded as discrete items in the interim period of change.
     Stock-based compensation. Effective April 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards and recognition on straight line basis over the requisite service period. The Company includes a forfeitures estimate in the amount of compensation expense being recognized. The Company adopted SFAS No.123(R) using the modified prospective application method. Under this approach, the Company has recognized compensation expense for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123.
     SFAS No. 123(R) requires that deferred stock-based compensation previously recorded under APB Opinion No. 25 and outstanding on the date of adoption be eliminated against additional paid-in capital. Accordingly, the deferred compensation balance of Rs. 2,202 was eliminated against additional paid-in capital on April 1, 2006.

     Under APB Opinion No. 25, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments, which are not expected to vest and recognized a gain of Rs. 39 representing the reversal of compensation cost for such instruments previously recognized in income as cumulative effect of changes in accounting principle.
     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). The Company also designates zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range.
     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statements of income along with the hedged item. The Company assesses hedge effectiveness based on the overall change in fair value of the derivative instrument. However, for derivatives acquired pursuant to roll-over hedging strategies, the forward premium/discount points are excluded from assessing hedge effectiveness.
     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period and are reported within foreign exchange gains/ (losses), net under operating expenses.
     In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.
     Reclassifications. Certain amounts in the consolidated financial statements and notes have been reclassified to conform to the current period’s presentation.
     Recent accounting pronouncement
          SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines ‘fair value’ as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurement. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements and will adopt the provisions of SFAS No. 157 for the fiscal year beginning April 1, 2008.
          SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for the fiscal year beginning April 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.
3. Acquisition of Ownership Interest in a Subsidiary
During the years ended March 31, 2006 and 2007, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s consolidated financial statements from the date of the acquisition. The developments during the current period are as follows:
Unza Holdings Limited
     On July 30, 2007, the Company acquired 100% of the equity of Unza Holdings Limited (‘Unza’). Unza is an independent manufacturer and marketer of personal care products in South East Asia. Unza markets a wide portfolio of personal care and detergent brands in several countries. The consideration (including direct acquisition costs) included a cash payment of Rs. 9,273 and a deferred payment of Rs. 981.
     The Company believes that this acquisition would strengthen the Company’s brand portfolio and market presence in South East Asia and provide synergy in terms of access to common vendors, formulation and brands.
     The majority of marketing-related intangibles relate to brands. The Company has made a preliminary assessment to identify brands, which have an indefinite life, and those, which have finite life based on a number of factors, including the competitive environment, market share, brand history and macro economic environment of the countries in which the brands are sold.
     The purchase price has been preliminary allocated to the acquired assets and liabilities as follows:

Description	Fair value
Tangible assets	Rs.	4,204
Liabilities		(4,718)
Marketing-related intangibles		7,691
Deferred tax liabilities		(1,407)
Goodwill		4,484

Total	Rs.	10,254

Infocrossing Inc.
     On September 20, 2007, the Company acquired 97.5% of the equity shares of Infocrossing Inc. and subsidiaries (‘Infocrossing’). The acquisition was conducted by means of a tender offer for all the outstanding shares of Infocrossing. Pursuant to the terms of the tender offer, the remaining untendered shares have been cancelled and a consideration of US$ 18.70 per share has been paid subsequent to the balance sheet date. Infocrossing is a U.S.-based IT infrastructure management, enterprise application and business process outsourcing services provider. The total consideration (including direct acquisition costs) amounted to Rs. 17,640.
     The Company believes that acquisition of Infocrossing broadens the data center and mainframe capabilities and strengthens its competitive positioning in the remote infrastructure management sector.
     As of the date of acquisition, Infocrossing has net operating losses, which are available for carry- forward and set-off against taxable profits in the future. The Company believes that it is more likely than not that approximately US$ 72 of net operating losses will be available for carry-forward and set-off against the taxable income of Infocrossing in the future. Accordingly, in the preliminary purchase price allocation, the Company has recorded deferred tax assets of US$ 30 representing the tax benefits that can be availed.
     In addition, pursuant to the terms of indenture agreement, the convertible debt in Infocrossing has been cancelled. Liabilities assumed upon acquisition include Rs. 4,278 payable to the holders of convertible debt. Further, pursuant to the terms of the stock option plan, all the outstanding stock options of Infocrossing have been cancelled. Liabilities assumed upon acquisition include Rs. 823 payable to the stock option holders.

     Infocrossing has tax deductible goodwill of approximately US$ 90 arising from its earlier acquisitions. The goodwill is deductible for tax purposes over 15 years.
     The purchase price has been preliminary allocated to the acquired assets and liabilities as follows:

Description	Fair value
Tangible assets	Rs.	4,800
Liabilities		(10,501)
Customer-related intangibles		2,425
Deferred tax assets, net		194
Goodwill		20,722

Total	Rs.	17,640

     The purchase consideration has been allocated on a preliminary basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities and useful lives of certain marketing-related intangibles. Finalization of the purchase price allocation based on an independent third party appraisal may result in certain adjustments to the above allocation.
Unaudited Pro-forma Financial Information
     The following table provides pro forma results of operations for the three and six months ended September 30, 2006 and 2007 as if Unza and Infocrossing had been acquired as of the beginning of each of the periods presented. The proforma results include certain purchase accounting adjustments such as the estimated changes in depreciation and amortization expense on acquired tangible and intangible assets. The pro-forma results include interest cost on debt attributable to acquisitions of Rs. 125 and Rs. 109 for the three months ended September 30, 2006 and 2007 respectively and Rs. 124 and Rs. 110 for the six months ended September 30, 2006 and 2007 respectively. The pro-forma results exclude effects of certain material nonrecurring charges of Rs. 1,717 incurred solely in connection with the transaction like acceleration of vesting of unvested options, transaction costs, restructuring of employment contracts of key employees and write-off of unamortized discount on convertible debt extinguished. Such amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on dates indicated or that may result in the future.

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
	(in millions)				(in millions)
Revenue	Rs.	39,607	Rs.	49,833	Rs.	75,117	Rs.	95,964
Net income		7,087		7,938		13,285		15,129
Basic net income per share		4.97		5.47		9.34		10.43
Diluted net income per share		4.91		5.45		9.23		10.38
Others
     During the period ended September 30, 2007, the Company has paid Rs. 266 towards earn-out determined on achievement of specific financial metrics for RetailBox B.V and Saraware Oy.
     The Company has also finalized the purchase price allocation for the acquisitions of RetailBox BV (Enabler), Saraware Oy, cMango Inc. during the period ended September 30, 2007. The Company has not recorded any significant adjustment to the preliminary purchase price allocation.
4. Cash and Cash Equivalents
     Cash and cash equivalents comprise cash, cash on deposit with banks and highly liquid investments.
5. Accounts Receivable
     Accounts receivable are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

					Year ended
	Six months ended September 30,				March 31,
	2006		2007		2007
	((Unaudited))		(Unaudited)
Balance at the beginning of the period	Rs.	1,258	Rs.	1,388	Rs.	1,258
Additional provision during the period, net of collections		140		371		280
Bad debts charged to provision		—		(442)		(150)

Balance at the end of the period	Rs.	1,398	Rs.	1,317	Rs.	1,388

6. Inventories
     Inventories consist of the following:

	As of September 30,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Stores and spare parts	Rs.	230	Rs.	336	Rs.	298
Raw materials and components		667		2,868		1,584
Work-in-process		373		646		491
Finished goods		1,156		2,446		1,777

	Rs.	2,426	Rs.	6,296	Rs.	4,150

7. Other Assets
     Other assets consist of the following:

	As of September 30,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Prepaid expenses	Rs.	2,044	Rs.	3,718	Rs.	2,426
Prepaid rentals for leasehold land		117		647		597
Due from officers and employees		998		1,337		884
Advances to suppliers		494		1,176		712
Balances with statutory authorities		109		407		207
Deposits		1,539		1,708		1,591
Interest bearing deposits with corporates		500		600		650
Advance income taxes		3,596		6,063		4,844
Deferred contract costs		471		788		397
Derivative asset		385		1,599		379
Others		1,277		1,345		751

		11,530		19,388		13,438
Less: Current assets		(10,002)		(13,797)		(11,479)

	Rs.	1,528	Rs.	5,591	Rs.	1,959

8. Investment Securities
     Investment securities consist of the following:

	As of September 30, 2006						As of September 30, 2007
	(Unaudited)						(Unaudited)
Gross
			Unrealized						Gross Unrealized
	Carrying Value		Holding Gains		Fair Value		Carrying Value		Holding Gains		Fair Value

Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	32,382	Rs.	636	Rs.	33,018	Rs.	22,733	Rs.	327	Rs.	23,060

	As of March 31, 2007
			Gross Unrealized
	Carrying Value		Holding Gains		Fair Value

Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	31,842	Rs.	568	Rs.	32,410

     Dividends from available-for-sale securities during the year ended March 31, 2007 and six months ended September 30, 2006 and 2007 were Rs. 1,689, Rs. 695 and Rs. 791 respectively and are included in other income.
9. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of September 30,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Land	Rs.	1,261	Rs.	2,109	Rs.	1,571
Buildings		5,107		8,623		6,096
Plant and machinery		6,187		7,991		6,644
Computer Equipments		8,760		12,861		9,959
Furniture, fixtures and equipment		4,212		4,706		3,934
Vehicles		1,504		2,241		1,821
Computer software for internal use		2,246		3,276		2,831
Capital work-in-progress		7,409		10,818		10,189

		36,686		52,265		43,045
Accumulated depreciation and amortization		(15,491)		(18,639)		(16,504)

	Rs.	21,195	Rs.	33,626	Rs.	26,541

     Depreciation expense for the year ended March 31, 2007 and six months ended September 30, 2006 and 2007 is Rs. 3931, Rs. 1,857 and Rs. 2,392 respectively. This includes Rs. 400, Rs. 163 and Rs. 355 as amortization of capitalized internal use software, during the year ended March 31, 2007 and six months ended September 30, 2006 and 2007 respectively.
10. Goodwill and Intangible Assets
     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of September 30,
			2006						2007
			(Unaudited)						(Unaudited)
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	60	Rs.	70	Rs.	130	Rs.	90	Rs.	40
Customer-related intangibles		1,661		729		933		4,522		1,132		3,390
Marketing-related intangibles		1,480		107		1,373		9,172		119		9,053
Effect of translation adjustments		10		—		10		(187)		—		(187)

	Rs.	3,281	Rs.	896	Rs.	2,386	Rs.	13,637	Rs.	1,341	Rs.	12,296

			As of March 31, 2007
	Gross carrying		Accumulated
	amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	71	Rs.	59
Customer-related intangibles		2,148		937		1,211
Marketing-related intangibles		1,480		79		1,401
Effect of translation adjustments		(8)		—		(8)

	Rs.	3,750	Rs.	1,087	Rs.	2,663

     The movement in goodwill balance is given below:

					Year ended
	Six months ended September 30,				March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	7,481	Rs.	12,706	Rs.	7,481
Goodwill relating to acquisitions		3,919		25,473		5,393
Adjustment relating to finalization of purchase price allocation		—		50		(104)
Tax benefit allocated to goodwill		—		—		(14)
Effect of translation adjustments		45		(640)		(50)

Balance at the end of the period	Rs.	11,445	Rs.	37,589	Rs.	12,706

Goodwill as of September 30, 2006, 2007 and March 31, 2007 has been allocated to the following reportable segments:

	As of September 30,				As of March 31,
Segment	2006		2007		2007
	(Unaudited)		(Unaudited)
IT Services and Products	Rs.	6,716	Rs.	26,993	Rs.	6,503
BPO Services		3,982		3,982		3,982
India and AsiaPac IT Services and Products		747		1,020		1,045
Consumer Care and Lighting		—		4,429		—
Others		—		1,165		1,176

Total	Rs.	11,445	Rs.	37,589	Rs.	12,706

11. Other Current Liabilities
     Other current liabilities consist of the following:

	As of September 30,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Statutory dues payable	Rs.	2,250	Rs.	2,988	Rs.	2,635
Taxes payable		3,538		3,249		4,573
Dividend Payable		—		—		7,238
Warranty obligations		790		823		742
Derivative liabilities		136		603		110
Acquisition related payables		138		6,123		—
Others
		1,434		605		1,325

	Rs.	8,286	Rs.	14,391	Rs.	16,623

     The activity in warranty obligations is given below:

	Six months ended September 30,				Year ended March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	665	Rs.	742	Rs.	665
Additional provision during the period		392		436		827
Reduction due to payments		(267)		(355)		(750)

Balance at the end of the period	Rs.	790	Rs.	823	Rs.	742

12. Operating Leases
     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs.1,412, Rs.580 and Rs.808 for the six months ended September 30, 2006 and 2007 respectively.
     Details of contractual payments under non-cancelable leases are given below:

	(Unaudited)
Year ending September 30,
2008	Rs.	1,356
2009		1,199
2010		908
2011		626
2012		522
Thereafter		2,819

Total	Rs.	7,430

     Prepaid rentals for leasehold land represent leases obtained for a period of 60 years and 90 years. The prepaid expense is being charged over the lease term and is included under other assets.

13. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2007, September 30, 2006 and 2007 were Rs. 1,120, Rs. 1,006 and Rs. 1,279 respectively. The Company’s equity in the income of Wipro GE for six months ended September 30, 2006 and 2007 was Rs. 165 and Rs. 193 respectively.
WeP Peripherals
     The Company has accounted for its 36.81% interest as of September 30, 2006 in WeP Peripherals by the equity method. The carrying value of the equity investment in WeP Peripherals as of September 30, 2006, was Rs. 194.
     In December 2006, the Company sold a portion of its interest in WeP Peripherals. Subsequent to this sale, the Company’s ownership interest in WeP Peripherals was reduced to 15% and the Company does not have the ability to exercise significant influence over the operating and financial policies of WeP Peripherals. Accordingly, the Company has subsequently accounted for the balance investment of Rs. 80 under the cost method.
W M Netserv
     The Company has accounted for its 80.1% ownership interest in WM NetServ by the equity method as the minority shareholder in the investee has substantive participative rights as specified in EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. The carrying value of the equity investment in WM NetServ as of March 31, 2007 and September 30, 2007 was Rs. 122 and Rs. 100. The Company’s equity in the loss of WM NetServ for six months ended September 30, 2007 was Rs. 22.
     In October 2007, the Company has acquired the remaining 19.9% of the ownership interest in WM NetServ.
14. Financial Instruments
     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets and forecasted cash flows denominated in foreign currency. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets and foreign currency forecasted cash flows. The counter party is a bank and the Company considers the risks of non-performance by the counterparty as non-material. The forward foreign exchange/option contracts mature between one to twelve months and the forecasted transactions are expected to occur during the same period.
     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of September 30,		As of March 31,
	2006	2007	2007
	(Unaudited)	(Unaudited)
Forward contracts
Sell	$555	$909	$345
	€45	€31	€16
	£2	£57	£88

Buy	—	$533	$185
	—	£38	—
	—	¥10	—

options (sell)	$132	$259	$36
	£6	£18	€13

     In connection with cash flow hedges, the Company has recorded Rs. 72, Rs. 168 and Rs. 674 of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2007, September 30, 2006 and September 30, 2007.
     The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the year ended March 31, 2007, six months ended September 30, 2006 and 2007.

					As of March
	As of September 30,				31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Balance as at the beginning of the period	Rs.	202	Rs.	72	Rs.	202
Net gains reclassified into net income on occurrence of hedged transactions		(32)		(72)		(202)
Changes in fair value of effective portion of outstanding derivatives		(2)		674		72

Unrealized gain/(loss) on cash flow hedging derivatives, net		(34)		602		(130)
Balance as at the end of the period	Rs.	168	Rs.	674	Rs.	72

     As of September 30, 2006 and 2007 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
15. Borrowings
     As of September 30, 2007, the Company has unsecured short-term borrowings from banks and unsecured long-term debt aggregating to Rs. 26,412.  A significant portion of these borrowings comprises short-term borrowings in U.S. dollars. The weighted-average interest rate for the short-term borrowings was approximately 6%.
     In addition, the Company has secured short-term borrowings from banks and secured long-term debt aggregating to Rs. 1,666. These borrowings are primarily related to the operations in Sweden, Finland and Malaysia.  The weighted-average interest rates for these borrowings ranges between 4%  to 5%. These borrowings are secured by moveable and immovable properties of the individual entities.
     Additionally, the Company has unutilised line of credit for short-term borrowings aggregating to Rs. 20,002.
     The Company has Rs. 1,126 representing the present value of future minimum lease payment due in respect of assets acquired on capital lease.
16. Equity Shares and Dividends
     In March 2007, the Board of Directors of the Company approved an additional cash dividend of Rs. 5 per share totaling Rs. 8,253. In accordance with Indian regulations, an amount equivalent to the additional cash dividend, net of taxes, amounting to Rs. 7,238 was transferred to a specific bank account pending payment to the shareholders. The balance in this bank account can only be used to pay the specified dividend, and is not available for general use and is accordingly reflected as restricted cash as of March 31, 2007, in the consolidated balance sheet. During the six month ended September 30, 2007, the additional cash dividend has been distributed to the shareholders from the restricted bank account.
     In July 2007, shareholders of the Company approved a final dividend of Re. 1 per share amounting to Rs. 1,945. The final dividend has been distributed to the shareholders of the Company.

     In October 2007, the Board of Directors of the Company declared an interim dividend of Rs. 2 per share (100% on an equity share of par value of Rs. 2). The dividend will be paid in November 2007.
17. Retained Earnings
     Retained earnings as of March 31, 2007, September 30, 2006 and 2007, also include Rs. 1,084, Rs. 1,079 and Rs. 1,222 respectively of undistributed earnings in equity of affiliates.
18. Other Income, Net
     Other income consists of the following:

	Six months ended September 30,
	2006		2007
	(Unaudited)		(Unaudited)
Interest income	Rs.	190	Rs.	533
Interest expense		(81)		(305)
Dividend income		695		791
Gain/(loss) on sale of liquid and short-term mutual funds		175		550
Profit on sale of fixed assets		—		165

	Rs.	979	Rs.	1,734

19. Shipping and Handling Costs
     Selling and marketing expenses for the six months ended September 30, 2006 and 2007, include shipping and handling costs of Rs. 321 and Rs. 540 respectively.
20. Income Taxes
     Income taxes have been allocated as follows:

	Six months ended September 30,
	2006		2007
	(Unaudited)		(Unaudited)
Net income	Rs.	2,047	Rs.	1,704
Stockholders equity for:
Unrealized gain/(loss)on investment securities, net		48		81

Total income taxes	Rs.	2,095	Rs.	1,785

     Income taxes relating to continuing operations consist of the following:

	Six months ended September 30,
	2006		2007
	(Unaudited)		(Unaudited)
Current taxes
Domestic	Rs.	985	Rs.	1,138
Foreign		1,078		622

	Rs.	2,063	Rs.	1,760

Deferred taxes
Domestic		34		(64)
Foreign		(50)		8

		(16)		(56)

Total income tax expense	Rs.	2,047	Rs.	1,704

     Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109 (FIN 48). The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007. Upon adoption, the liability for income taxes associated with uncertain tax positions at April 1, 2007 was Rs. 3,298. Uncertain tax positions amounting Rs. 3,267, if recognized, would favorably affect the Company’s effective tax rate. In addition, consistent with the provisions of FIN 48, as at April 1, 2007, the Company reclassified Rs. 1,643 of income tax liabilities from current to non-current liabilities because payment is not anticipated within one year of the balance sheet date.

These non-current income tax liabilities are recorded in Other Liabilities in the consolidated financial statements.
     FIN 48 also requires that changes in judgment that result in subsequent recognition, de-recognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the period in which the change occurs. This change will not impact the manner in which the Company recorded income taxes on an annual basis and did not significantly impact its recorded income tax provision in the quarter ended September 30, 2007.
     The unrecognized tax benefits increased by Rs. 227 during the six months ended September 30, 2007. This was primarily due to non-recognition of certain credits in computation of MAT eligible for deferral and set off against regular income taxes in the future.
     The unrecognized tax benefits decreased by Rs. 180 during the six months ended September 30, 2007 due to write back of tax provision upon completion of tax assessment by the tax authorities in a particular tax jurisdiction.
     Although it is difficult to anticipate the final outcome or timing of resolution of any particular uncertain tax positions, the Company believes that during 12 months beginning April 1, 2007, the total amount of unrecognized tax benefits will decrease by Rs. 260 due to expiry of statute of limitation.
     It is the Company’s policy to include any penalties and interest related to income taxes as a component of other income, net. As of April 1, 2007 the Company had provisions of Rs. 105 on account of accrued interest and penalties related to uncertain tax positions.
     A listing of open tax years is given below. Additionally, certain uncertain tax positions relate to earlier years, which are currently under dispute with the tax authorities.

Jurisdiction	Open tax years
India	2003-04 to 2006-07
United States – federal taxes	2003-04 to 2006-07
United States – state taxes	2001-02 to 2006-07
United Kingdom	2001-02 to 2006-07
Japan	2001-02 to 2006-07
Canada	1999-00 to 2006-07
     The Company has preliminarily determined that approximately US$72 of net operating losses of Infocrossing are available for carry-forward and set-off against the future taxable profits. The Company is currently evaluating the deductibility of certain expenses for tax purposes. This could result in an unrecognized tax benefit or adjustment to the preliminary amount allocated to deferred tax assets.
21. Employee Stock Incentive Plans
     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity.
     The movement in the shares held by the WERT is given below:

	Six months ended		Year ended
	September 30,		March 31,
	2006	2007	2007
	(Unaudited)	(Unaudited)
Shares held at the beginning of the period	7,869,060	7,961,760	7,869,060
Shares granted to employees	—	—	—
Grants forfeited by employees	—	—	92,700

Shares held at the end of the period	7,869,060	7,961,760	7,961,760

     Deferred compensation is amortized on a straight-line basis over the vesting period of the shares. The amortization of deferred stock compensation, net of reversals, for the six months ended September 30, 2006 and 2007 was Rs. Nil and Rs. Nil respectively.
     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 30 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting.

     Stock option activity under the 1999 Plan is as follows:

Six months ended September 30, 2006 (Unaudited)
Weighted-
average
				Weighted-	remaining
	Shares arising	Range of exercise		average exercise	contractual
	out of options	prices		price	life(months)
Outstanding at the beginning of the period	—	Rs.	171 – 181	—	—
	4,658,383		309 – 421	312	3 months

Forfeited during the period	—		171–181	—	—
	(10,500)		309-421	309	—

Exercised during the period	—		171-181	—	—
	(3,902,518)		309-421	312	—

Lapsed during the period	—		171-181		—

	(745,365)		309-421	312	—

Outstanding at the end of the period	—		171-181	—	—
	—		309-421	—	—

Exercisable at the end of the period	—		171-181	—	—
	—	Rs.	309-421	—	—
     There is no activity under the 1999 plan for the six months ended September 30, 2007. There are no options outstanding/ exercisable as of March 31, 2007 and September 30, 2007.
     The total intrinsic value of options exercised during the period ended September 30, 2006 and 2007, was Rs. 733 and Nil, respectively. As of September 30, 2007 options outstanding and exercisable under the 1999 Plan had an intrinsic value of Rs Nil and Rs Nil, respectively. As of September 30, 2007, the unamortized stock compensation expense under the 1999 Plan is Rs Nil.
     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 150 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted options to purchase equity shares of the Company subject to vesting.
     Stock option activity under the 2000 Plan is as follows:

	Six months ended September 30, 2006 (Unaudited)
					Weighted-
					average
				Weighted-	remaining
	Shares arising	Range of exercise		average exercise	contractual life
	out of options	prices		price	(months)
Outstanding at the beginning of the period	292,576	Rs.	172 – 255	233	37 months
	20,146,257		265 – 396	267	35 months
	9,899,967		397 – 458	399	19 months

Forfeited during the period	(10,200)		172 – 255	208	—
	(492,142)		265 – 396	264	—
	—		397 – 458	—	—

Exercised during the period	(24,678)		172 – 255	231	—
	(2,234,114)		265 – 396	266	—
	(1,997,758)		397 – 458	398	—

Outstanding at the end of the period	257,698		172 – 255	235	31 months
	17,420,001		265 – 396	267	29 months
	7,902,209		397 – 458	399	13 months

Exercisable at the end of the period	163,506		172 – 255	235	31 months
	13,979,921		265 – 396	267	29 months
	7,902,209	Rs.	397 – 458	399	13 months

	Six months ended September 30, 2007 (Unaudited)
					Weighted-
					average
				Weighted-	remaining
	Shares arising	Range of exercise		average exercise	contractual life
	out of options	prices		price	(months)
Outstanding at the beginning of the period	24,850	Rs.	172 – 255	236	22 months
	1,443,571		265 – 396	267	23 months
	1,486,898		397 – 458	399	7 months

Forfeited during the period	—		172 – 255	—	—
	—		265 – 396	—	—
	—		397 – 458	—	—

Exercised during the period	—		172 – 255	—	—
	(18,905)		265 – 396	267	—
	(194,074)		397 – 458	400	—

Outstanding at the end of the period	24,850		172 – 255	236	17 months
	1,424,666		265 – 396	267	17 months
	1,292,824		397 – 458	399	1 month

Exercisable at the end of the period	24,850		172 – 255	236	17 months
	1,424,666		265 – 396	267	17 months
	1,292,824	Rs.	397 – 458	399	1 month

     The total intrinsic value of options exercised during the six months ended September 30, 2006 and 2007, was Rs. 732 and Rs. 26 respectively. As of September 30, 2007 options outstanding and exercisable under the 2000 Plan had an intrinsic value of Rs. 497 and Rs. 497 respectively. As of September 30, 2007, the unamortized stock compensation expense under the 2000 Plan is Rs. Nil.
     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 9 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting.
     Stock option activity under the 2000 ADS Plan is as follows:

	Six months ended September 30, 2006 (Unaudited)
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the period	238,900	$3.46 – 5.01	4.38	31 months
	1,208,842	5.82 – 6.90	6.50	21 months

Exercised during the period	(25,600)	3.46 – 5.01	4.07	—
	(380,676)	5.82 – 6.90	6.68	—

Outstanding at the end of the period	213,300	3.46 – 5.01	4.41	25 months
	828,167	5.82 – 6.90	6.41	15 months

Exercisable at the end of the period	158,338	3.46 – 5.01	4.42	25 months
	569,165	$5.82 – 6.90	$6.33	15 months

	Six months ended September 30, 2007 (Unaudited)
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the period	116,650	$3.46 – 5.01	4.38	19 months
	439,439	5.82 – 6.90	6.15	11 months

Exercised during the period	—	3.46 – 5.01	4.38	—
	(26,400)	5.82 – 6.90	6.07	—

Outstanding at the end of the period	116,650	3.46 – 5.01	4.38	12 months
	413,039	5.82 – 6.90	6.15	5 months

Exercisable at the end of the period	116,650	3.46 – 5.01	4.38	12 months
	413,039	$5.82 – 6.90	$6.15	5 months

     The total intrinsic value of options exercised during the six months ended September 30, 2006 and 2007, was Rs. 116 and Rs. 10 respectively. As of September 30, 2007 options outstanding and exercisable under the 2000 Plan had an intrinsic value of Rs. 202 and Rs. 202 respectively. As of September 30, 2007, the unamortized stock compensation expense under the 2000 Plan is Rs. Nil.
     Restricted Stock Unit Plans: In June 2004, the Company established a rupee option plan titled Wipro Restricted Stock Unit Plan (WRSUP 2004) and a dollar option plan titled Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorized to issue up to 12 million options to eligible employees under each plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).
     These options generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as deferred compensation cost. The Company has elected to amortize the deferred compensation cost on a straight-line basis over the vesting period.
     Stock option activity under WRSUP 2004 plan is as follows:

	Six months ended September 30, 2006 (Unaudited)
				Weighted- average
				remaining
	Shares arising out of			contractual life
	options	Exercise price		(months)
Outstanding at the beginning of the period	7,598,174	Rs.	2	54 months

Granted during the period	2,492,560		2	72 months

Forfeited during the period	(305,626)		2	—

Exercised during the period	(224,806)		2	—

Outstanding at the end of the period	7,127,668		2	48 months

Exercisable at the end of the period	346,435	Rs.	2	48 months

	Six months ended September 30, 2007 (Unaudited)
				Weighted- average
				remaining
	Shares arising out of			contractual life
	options	Exercise price		(months)
Outstanding at the beginning of the period	7,499,980	Rs.	2	49 months

Granted during the period	—		2	—

Forfeited during the period	(279,182)		2	—

Exercised during the period	(11,800)		2	—

Outstanding at the end of the period	7,208,998		2	43 months

Exercisable at the end of the period	211,922	Rs.	2	37 months

     Stock option activity under WARSUP 2004 plan is as follows:

	Six months ended September 30, 2006 (Unaudited)
			Weighted- average
			remaining
	Shares arising out of		contractual life
	options	Exercise price	(months)
Outstanding at the beginning of the period	1,000,720	$0.04	54 months

Granted during the period	918,130	0.04	72 months

Exercised during the period	(19,480)	0.04	—

Forfeited during the period	(80,320)	0.04	—

Outstanding at the end of the period	1 ,817,050	0.04	48 months

Exercisable at the end of the period	95,520	$0.04	48 months

	Six months ended September 30, 2007 (Unaudited)
			Weighted- average
			remaining
	Shares arising out of		contractual life
	options	Exercise price	(months)
Outstanding at the beginning of the period	1,551,330	$0.04	54 months

Granted during the year	—	0.04	—

Exercised during the period	(10,340)	0.04	—

Forfeited during the period	(104,840)	0.04	—

Outstanding at the end of the period	1,436,150	0.04	48 months

Exercisable at the end of the period	112,640	$0.04	36 months

     Restricted Stock Unit Plan 2005. In July 2005, the Company established a new option plan titled Wipro Employee Restricted Stock Unit Plan 2005. The Company is authorized to issue up to 12 million options to eligible employees under the plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).

     Stock option activity under WRSUP 2005 plan is as follows:

	Six months ended September 30, 2006 (Unaudited)
			Weighted- average
			remaining
	Shares arising out of		contractual life
	options	Exercise price	(months)
Outstanding at the beginning of the period	—	—	—

Granted during the period	3,556,466	2	72 months

Forfeited during the period	(32,715)	2	—

Outstanding at the end of the period	3,523,751	2	69 months

Exercisable at the end of the period	—	—	—

	Six months ended September 30, 2007 (Unaudited)
			Weighted- average
			remaining
	Shares arising out of		contractual life
	options	Exercise price	(months)
Outstanding at the beginning of the period	3,446,884	2	63 months

Granted during the period	2,000	2	69 months

Forfeited during the period	(117,610)	2	—

Outstanding at the end of the period	3,331,274	2	57 months

Exercisable at the end of the period	—	2	—

     Wipro Restricted Stock Unit Plan 2007 (WRSUP 2007) In July 2007, the Company established a new option plan titled Wipro Employee Restricted Stock Unit Plan 2007. The Company is authorized to issue up to 10 million options to eligible employees under the plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares). There is no activity under the above plan for the six months ended September 30, 2007. There are no options granted as of September 30, 2007.
     The total intrinsic value of options exercised under Restricted Stock Unit Plans during the six months ended September 30, 2006, and 2007, was Rs.123 and Rs.12 respectively. As of September 30, 2007 options outstanding and exercisable under the RSU Plan had an intrinsic value of Rs.6,233 and Rs.176 respectively. As of September 30, 2007, the unamortized stock compensation expense under the RSU Plan is Rs.3,576 and the same is expected to be amortized over a weighted average period of approximately 3.14 years.
     During the year ended March 31, 2007 and the six months ended September 30, 2006 and 2007, the Company has recognized Rs.1,336, Rs.548 and Rs.624 of stock compensation cost. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended		Six months ended September 30
	March 31
	2007		2006		2007
			(Unaudited)		(Unaudited)
Cost of revenues	Rs.	1,045	Rs.	435	Rs.	488
Selling and marketing expenses		169		63		79
General and administrative expenses		122		50		57

	Rs.	1,336	Rs.	548	Rs.	624

     A recent amendment to the Indian tax regulations requires the Company to pay a tax titled the Fringe Benefit Tax (FBT) on employee tock options. The FBT is computed based on the fair market value of the underlying share on the date of vesting of an option as reduced by the amount actually paid by the employee for the exercise of the options. The Company’s obligation to pay FBT arises only upon the exercise of the options and will be recorded at the time of the exercise. The FBT paid during the six months ended September 30, 2007 is not material.
22. Earnings Per Share
     A reconciliation of equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Six months ended September 30,
	2006		2007
	(Unaudited)		(Unaudited)
Earnings
Net income	Rs.	13,105	Rs.	15,226

Equity shares
Weighted average number of equity shares outstanding		1,422,047,916		1,449,964,665
Effect of dilutive equivalent shares-stock options		17,469,244		7,547,595

Weighted average number of equity shares and equivalent shares outstanding		1,439,517,160		1,457,512,260

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.
23. Employee Benefit Plans
     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.
     Net gratuity cost for the six months ended September 30, 2006 and 2007 included:

	Six months ended September 30,
	2006		2007
	(Unaudited)		(Unaudited)
Service cost	Rs.	133	Rs.	166
Interest cost		30		41
Expected return on assets		(29)		(26)

Adjustment (Note)(1)		(78)		—

Net gratuity cost	Rs.	56	Rs.	181

(1)	Till March 31, 2006 for certain category of employees, the Company inadvertently recorded and disclosed a defined benefit plan as a defined contribution plan. During the six months ended September 30, 2006, the Company has recorded an adjustment of Rs 78 as a credit to the income statement to record this plan as a defined benefit plan. The impact of this adjustment is not material to the income statement, accrued liability/(prepaid asset) and the overall financial statement presentation.
     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC and ICICI. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.

     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund.
     The Company contributed Rs. 1,407, Rs. 426 and Rs. 926 to various defined contribution and benefit plans during the year ended March 31, 2007 and six months ended September 30, 2006 and 2007 respectively as follows:

	Year ended March 31,		Six months ended September 30,
	2007		2006		2007
			(Unaudited)		(Unaudited)
Defined contribution	Rs.	1,283	Rs.	370	Rs.	745
Defined benefit		124		56		181

	Rs.	1,407	Rs.	426	Rs.	926

24. Commitments and Contingencies
     Capital commitments. As of March 31, 2007, September 30, 2006 and 2007, the Company had committed to spend approximately Rs. 3,432, Rs. 7,114 and Rs. 4,796 respectively under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments.  The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India.  As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period.  The consequence of not meeting this commitment in the future would be a retroactive levy of import duty on certain computer hardware previously imported duty free.  As of September 30, 2007, the Company has met all commitments required under the plan.
     As of March 31, 2007, September 30, 2006 and 2007, the Company had contractual obligations to spend approximately Rs. 3,160, Rs. 1,458 and Rs. 2,405 respectively; under purchase obligations, which include commitments to purchase goods or services of either fixed or minimum quantity that meet certain criteria.
     Guarantees. As of March 31, 2007, September 30, 2006 and 2007 performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 3,013, Rs. 2,438 and Rs. 4,330 respectively, as part of the bank line of credit.
     Contingencies and lawsuits.
     The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against these demands. The first appellate authority vacated the tax demands, which vacates a substantial portion of the demand for the aforementioned financial years. The income tax authorities have filed an appeal against the above orders.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements. The range of loss relating to these contingencies is between zero and the amount of the demand raised.

     Certain other income-tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings.
     Additionally, the Company is also involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.
25. Segment Information
     The Company is currently organized by segments, including Global IT Services and Products (comprising of IT Services and BPO Services segments), India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’.
     The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period.
     Operating segments with similar economic characteristics and complying with other aggregation criteria specified in SFAS No. 131 have been combined to form the Company’s reportable segments. Consequently, IT Services and BPO services qualify as reportable segments under Global IT Services and Products.
     Until March 31, 2007, the operations of certain acquired entities were reviewed by the CODM separately and were accordingly reported separately as ‘Acquisitions’. During the quarter ended September 30, 2007, the Company integrated these acquired entities under the IT Services segment and accordingly CODM no longer reviews separate information relating to these acquired entities.
     As discussed in Note 3 on acquisitions, the Company acquired Infocrossing during the quarter ended September 30, 2007. The operations of Infocrossing, a component of IT Services and Products, are currently being reviewed by the CODM separately and have accordingly been reported separately as ‘Acquisitions’.
     The IT Services segment provides research and development services for hardware and software design to technology and telecommunication companies, software application development services to corporate enterprises. The BPO services segment provides Business Process Outsourcing services to large global corporations.
     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, MiddleEast and AsiaPacific region.
     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian and Asian market.
     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.

     Segment data for previous periods has been reclassified on a comparable basis. Information on reportable segments is as follows:

	Six months ended September 30, 2006 (Unaudited)
				India and
	Global IT Services and Products			AsiaPac IT	Consumer
		BPO		Services and	Care and		Reconciling
	IT Services	Services	Total	Products	Lighting	Others	Items	Entity Total
Revenues	47,289	4,402	51,692	9,355	3,521	1,883	—	66,450

Exchange rate fluctuations	(37)	(5)	(43)	22	2	2	16	—

Total revenues	47,252	4,397	51,649	9,377	3,523	1,885	16	66,450
Cost of revenues	(31,085)	(2,992)	(34,077)	(7,214)	(2,299)	(1,431)	(2)	(45,022)
Selling and marketing expenses	(2,478)	(14)	(2,492)	(851)	(671)	(167)	(16)	(4,197)
General and administrative expenses	(2,104)	(447)	(2,551)	(537)	(59)	(80)	(45)	(3,272)
Research and development expenses	(128)	—	(128)	—	—	—	—	(128)
Amortization of intangible assets	(99)	(2)	(101)	(7)	(33)	—	—	(142)
Exchange rate fluctuations	—	—	—	—	—	—	(16)	(16)
Others, net	265	—	265	4	15	14	7	305

Operating income of segment	11,622	942	12,565	772	476	221	(56)	13,978

Total assets of segment	53,085	7,340	60,424	7,579	3,921	2,854	39,304	114,082
Closing capital employed	36,249	5,963	42,212	2,708	2,545	3,496	37,163	88,124
Opening capital employed	30,828	10,337	41,165	3,123	1,310	2,833	31,038	79,469
Average capital employed	33,538	8,150	41,688	2,916	1,927	3,165	34,100	83,796
Return on capital Employed	69%	23%	60%	53%	49%	0%	0%	33%
Accounts receivable	19,165	887	20,052	3,149	676	822		24,699
Cash and cash equivalents and investments in liquid and short-term mutual funds	2,251	137	2,388	254	73	(13)	36,904	37,190
Depreciation	1,379	314	1,693	75	49	34	6	1,857

	Six months ended September 30, 2007 (Unaudited)
					India and
	Global IT Services and Products				AsiaPac IT	Consumer
			BPO		Service and	Care and		Reconciling
	IT Services	Acquisitions	Services	Total	Products	Lighting	Others	Items	Entity Total
Revenues	56,688	254	5,373	62,315	15,338	5,782	5,678	—	89,113

Exchange rate fluctuations	(372)	—	(76)	(448)	45	(12)	10	405	—

Total revenues	56,316	254	5,297	61,867	15,383	5,770	5,688	405	89,113
Cost of revenues	(38,173)	(199)	(3,503)	(41,875)	(11,955)	(3,539)	(4,736)	—	(62,105)
Selling and marketing expenses	(2,785)	(13)	(76)	(2,874)	(1,529)	(1,235)	(323)	(88)	(6,049)
General and administrative expenses	(2,738)	(20)	(524)	(3,282)	(815)	(243)	(355)	(21)	(4,715)
Research and development expenses	(330)	—	—	(330)	—	—	—	—	(330)
Amortization of intangible assets	(123)	—	(2)	(125)	(24)	(46)	(9)	—	(204)
Exchange rate fluctuations	—	—	—	—	—	—	—	(794)	(794)
Others, net	9	—	—	9	28	19	47	9	112

Operating income of segment	12,176	22	1,192	13,390	1,088	726	312	(489)	15,028

Total assets of segment	69,222	28,647	8,413	106,282	16,796	22,932	8,868	39,857	194,953
Closing capital employed	49,361	20,812	7,014	77,187	7,508	19,105	6,363	34,323	144,484
Opening capital employed	47,661	—	6,456	54,117	5,718	3,094	5,659	36,661	105,249
Average Capital employed	48,511	10,406	6,735	65,652	6,613	11,099	6,011	35,492	124,867
Return on capital employed	50%	—	35%	41%	33%	13%	—	—	24%
Accounts receivable	20,503	941	1,346	22,790	5,989	2,164	1,187	—	32,130
Cash and cash equivalents and investments in liquid and short-term mutual funds	18,851	987	376	20,214	1,302	914	236	20,659	43,325
Depreciation	1,738	18	316	2,072	108	77	124	10	2,392

     (1) Operating income of segments is after amortization of stock compensation expense arising from the grant of options:

	Six Months ended September 30,
	2006		2007
Segments	(unaudited)		(unaudited)
IT Services	Rs.	474	Rs.	520
BPO Services		21		28
India and AsiaPac IT Services and Products		31		46
Consumer Care and Lighting		9		13
Others		5		7
Reconciling		8		10
     The Company has four geographic segments: India, United States, Europe and Rest of the world.
     Revenues from the geographic segments based on domicile of the customer are as follows:

	Six months ended September 30,
	2006		2007
	(Unaudited)
India	Rs.	13,021	Rs.	20,926
United States		34,032		40,164
Europe		15,384		22,262
Rest of the world		4,013		5,761

	Rs.	66,450	Rs.	89,113

27. Fair Value of Financial Instruments
     The fair value of the Company’s current assets and current liabilities approximate their carrying value because of their short term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.
     A substantial position of the long-term debt is variable-rate debt and therefore, the fair value of the long-term debt approximate the carrying value.

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Readers are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend” ,”could”, “may”, “plan”, “predict”, “should”, “would”, “will” and “expect” and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. These forward–looking statements speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors”, as well as the other factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.
Overview
     We are a leading global information technology, or IT services company founded in 1945, and headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to the leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
     In September 2007, we acquired Infocrossing, a leading IT infrastructure management service provider in US. This acquisition expands our data center and mainframe capabilities and strengthens our competitive positioning in the remote infrastructure management services.
     In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the markets for consumer products and lighting.
Acquisitions
     On July 30, 2007, we acquired 100% of the equity of Unza. Unza is an independent manufacturer and marketer of personal care products in South East Asia. Unza markets a wide portfolio of personal care and detergent brands in several countries. The consideration (including direct acquisition costs) included a cash payment of Rs. 9,273 and a deferred payment of Rs. 981. We believe that this acquisition would strengthen our brand portfolio and market presence in South East Asia and provide synergy in terms of access to common vendors, formulation and brands.
     On September 20, 2007, we acquired Infocrossing through a tender offer for an aggregate consideration of Rs. 17,640 million. In addition, upon acquisition we assumed liabilities amounting to Rs. 5,172 million towards payments due to holders of convertible debt and stock options which were cancelled upon acquisition. Infocrossing is a U.S.-based IT infrastructure management, enterprise application and business process outsourcing services provider. We believe that this acquisition broadens our data center and mainframe capabilities and strengthens our competitive positioning in the remote infrastructure management sector.

     Our revenue, net income and other selected financial information for the three month and six month periods ended September 30, 2006 and 2007 are provided below.

	Wipro Limited and its subsidiaries
	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
	(in millions except earnings per share data)
Revenue	Rs.	35,138	Rs.	47,281	Rs.	66,450	Rs.	89,113
Cost of revenue		(23,841)		(33,009)		(45,023)		(62,105)
Gross profit		11,297		14,271		21,427		27,008
Gross margins		32%		30%		32%		30%
Operating income		7,468		8,163		13,978		15,028
Net income		6,963		8,121		13,105		15,226
Earnings per share
Basic		4.89		5.60		9.22		10.50
Diluted		4.83		5.57		9.10		10.45
     Our revenue and operating income by business segment are provided below for the three months and six months ended September 30, 2006 and 2007:

	Three months ended		Six months ended
	September 30,		September 30,
	2006	2007	2006	2007
Revenue:
Global IT Services and Products
IT Services and products	71%	62%	71%	64%
BPO Services	7	6	7	6

Total	78	68	78	70
India and AsiaPac IT Services and Products	14	18	14	17
Consumer Care and Lighting	5	8	5	7
Others	3	6	3	6
Reconciling Items	—	—	—	—

	100%	100%	100%	100%

Operating income:
Global IT Services and Products
IT Services	83%	80%	83%	81%
BPO Services	7	8	7	8

Total	90	88	90	89
India and AsiaPac IT Services and Products	6	7	6	7
Consumer Care and Lighting	3	5	3	5
Others	2	2	2	2
Reconciling items	(1)	(2)	(1)	(3)

	100%	100%	100%	100%

Results of operations for the three months ended September 30, 2007 and 2006
•	Our total revenues increased by Rs. 12,143 million, or 35% from Rs. 35,138 million for the three months ended September 30, 2006 to Rs. 47,281 million for the three months ended September 30, 2007. This was driven primarily by a 19%, 21%, 76%, 90% and 145% increase in revenue from our IT Services, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.

•	As a percentage of total revenue, gross profit declined by 2% from 32% for the three months ended September 30, 2006 as compared to 30% for the three months ended September 30, 2007. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services and Products from 34% for the three months ended September 30, 2006 to 32% for the three months ended September 30, 2007, a decrease in gross profit as a percentage of revenue from our BPO Services from 35% for the three months ended September 30, 2006 to 33% for the three months ended September 30, 2007, a decline in gross profit as a percentage of revenue from Others from 27% for the three months ended September 30, 2006 to 20% for the three months ended September 30, 2007, and a marginal decrease in gross profit as a percentage of revenue from our Indian and AsiaPac IT Services and Products segment from 23% for the three months ended September 30, 2006 to 22% for the three month ended September 30, 2007 partially offset by an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting business segment from 34% for the three months ended September 30, 2006 to 42% for the three months ended September 30, 2007.
•	Selling and marketing expenses increased by Rs. 1,128 million, or 52%, from Rs. 2,160 million for the three months ended September 30, 2006 to Rs. 3,288 million for the three months ended September 30, 2007. This was primarily on account of an increase in the selling and marketing expenses in our India and AsiaPac IT Services and Products business segment by Rs. 397 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business segment by Rs. 501 million and an increase in selling and marketing expenses in Others (including reconciling items) by Rs. 149 million.
•	General and administrative expenses increased by Rs. 861 million or 48% from Rs. 1,794 million for the three months ended September 30, 2006 to Rs. 2,655 million for the three months ended September 30, 2007. This increase was primarily on account of an increase in general and administrative expenses of our IT Services and Products business segment by Rs. 342 million, increase in general and administrative expenses of our India and AsiaPac IT Services and Products business segment by Rs. 164 million, increase in general and administrative expenses of our Consumer Care and Lighting business segment by Rs. 178 million and increase in general and administrative expenses of Others including reconciling items by Rs. 154 million.
•	As a result of the foregoing factors, operating income increased by 9% from Rs. 7,468 million for the three months ended September 30, 2006 to Rs. 8,163 million for the three months ended September 30, 2007.
•	Other income, net. Other income, net, increased from Rs. 471 million for the three months ended September 30, 2006 to Rs. 743 million for the three months ended September 30, 2007. The increase in other income was primarily due to increase in the average yield of investments and gain on sale of liquid and short-term investments.
•	Income taxes. Income taxes decreased by 19%, from Rs. 1,068 million for the three months ended September 30, 2006 to Rs. 865 million for the three months ended September 30, 2007. Our effective tax rate decreased from 13.3% for the three months ended September 30, 2006 to 9.6% for the three months ended September 30, 2007. The decline was primarily due to decrease in the proportion of income subject to tax in foreign jurisdiction and reversal of income taxes in respect of prior years.
•	Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the three months ended September 30, 2006 and 2007 was Rs. 92 million and Rs. 84 million respectively. Equity in earnings of affiliates of Rs. 92 million for the three months ended September 30, 2006 comprises equity in earnings of Wipro GE of Rs. 90 million and equity in earnings of WeP Peripherals of Rs. 2 million. Equity in earnings of affiliates of Rs. 84 million for the three months ended September 30, 2007 comprises equity in earnings of Wipro GE of Rs. 96 million and equity in loss of WM Netserv of Rs. 12 million.
•	Net income. As a result of the foregoing factors, net income increased by 17%, from Rs. 6,963 million for the three months ended September 30, 2006 to Rs. 8,121 million for the three months ended September 30, 2007.

Results of operations for the six months ended September 30, 2007 and 2006
•	Our total revenues increased by 34%, from Rs. 66,450 million for the six months ended September 30, 2006 to Rs. 89,113 million for the six months ended September 30, 2007. This was driven primarily by a 20%, 22%, 64%, 64% and 202% increase in revenue from our IT Services, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.
•	As a percentage of total revenue, gross profit declined marginally by 2%, from 32% for the six months ended September 30, 2006 to 30% for the six months ended September 30, 2007. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services and Products business segment from 34% for the six months ended September 30, 2006 to 32% for the six months ended September 30, 2007, decline in gross profit as a percentage of revenue from our India and AsiaPac IT Services and Products business segment by 1% from 23% for the six months ended September 30, 2006 to 22% for the six months ended September 30, 2007 and a decline in gross profit as a percentage of revenue from Others from 24% for the six months ended September 30, 2006 to 17% for the six months ended September 30, 2007. This decline was partially offset by the increase in gross profit as a percentage of revenue from our BPO Services from 32% for the six months ended September 30, 2006 to 34% for the six months ended September 30, 2007 and increase in gross profit in our Consumer Care and Lighting business segment by 4% from 35% for the six months ended September 30, 2006 to 39% for the six months ended September 30, 2007.
•	Selling and marketing expenses increased by Rs. 1,852 million, or 44%, from Rs. 4,197 million for the six months ended September 30, 2006 to Rs. 6,049 million for the six months ended September 30, 2007. This was primarily on account of an increase in the selling and marketing expenses in our IT Services and Products business segment by Rs. 320 million, an increase in the selling and marketing expenses in our India and AsiaPac IT Services and Products business segment by Rs. 678 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business segment by Rs. 564 million and an increase in selling and marketing expenses in Others, including reconciling items by Rs. 228 million.
•	General and administrative expenses increased by 44% from Rs. 3,272 million for the six months ended September 30, 2006 to Rs. 4,715 million for the six months ended September 30, 2007. This increase was primarily on account of increase in general and administrative expenses of our IT Services and products business segment by Rs. 653 million, an increase in general and administrative expenses of our India and AsiaPac IT Services and Products business segment by Rs. 277 million, an increase in general and administrative expenses of our Consumer Care and Lighting business segment by Rs. 185 million and an increase in general and administrative expenses of Others, including reconciling items, by Rs. 250 million.
•	As a result of the foregoing factors, operating income increased by 7%, from Rs. 13,978 million for the six months ended September 30, 2006 to Rs. 15,028 million for the six months ended September 30, 2007.
•	Other income, net. Other income, net, increased 77%, from Rs. 979 million for the six months ended September 30, 2006 to Rs. 1,734 million for the six months ended September 30, 2007. The increase in other income is primarily due to increase in the average yield of investments and gain on sale of liquid and short-term investments.
•	Income taxes. Income taxes decreased by 17%, from Rs. 2,047 million for the six months ended September 30, 2006 to Rs. 1,704 million for the six months ended September 30, 2007. Our effective tax rate declined from 13.5% for the six months ended September 30, 2006 to 10.1% for the six months ended September 30, 2007. The decline was primarily due to decrease in the proportion of income subject to tax in foreign jurisdiction and reversal of income taxes in respect of prior years.
•	Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the six months ended September 30, 2006 and 2007 was Rs. 157 million and Rs. 171 million, respectively. Equity in earnings of affiliates of Rs. 157 million for the six months ended September 30, 2006 comprises equity in earnings of Wipro GE of Rs. 164 million and equity on loss of WeP Peripherals of Rs. 7 million. Equity in earnings of affiliates of Rs. 171 million for the six months ended September 30, 2007 comprises equity in earnings of Wipro GE Rs 193 million and equity on loss of WM Netsev Rs. 22 million.
•	Net income. As a result of the foregoing factors, net income increased by 16% from Rs. 13,105 million for the six months ended September 30, 2006 to Rs. 15,226 million for the six months ended September 30, 2007.
Segment Analysis:
Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan and BPO Services to clients in North America, Europe, Australia and other markets. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, testing services and research and development services in the areas of hardware and software design. Our services offerings in BPO Services include customer interaction services, finance and accounting services and process improvement services for repetitive processes.
Operating segments with similar economic characteristics and which comply with segment aggregation criteria specified in US GAAP have been combined to form our reportable segments. Consequently, IT Services and Products and BPO Services qualify as reportable segments under Global IT Services and Products.
Our Global IT Services and Products business segment accounted for 70% of our revenue and 89% of our operating income for the six months ended September 30, 2007. Of these percentages, our IT Services and Products segment accounted for 64% of our revenue and 81% of our operating income for the six months ended September 30, 2007 and our BPO Services segment accounted for 6% of our revenue and 8% of our operating income for the six months ended September 30, 2007.
Global IT Services and Products

	Three months ended		Six months ended
	September 30,		September 30,
	2006	2007	2006	2007
Revenue	27,173	32,454	51,649	61,867
Gross profit	9,208	10,519	17,573	19,992
Selling & marketing expenses	(1,283)	(1,365)	(2,492)	(2,874)
General & administrative expenses	(1,399)	(1,763)	(2,551)	(3,282)
Research & development expenses	(71)	(157)	(128)	(330)
Amortisation of intangibles	(65)	(56)	(102)	(125)
Others, net	263	(14)	265	9
Operating income	6,653	7,164	12,565	13,390
Revenue growth rate over prior period	44%	19%	43%	20%
Gross margin	34%	32%	34%	32%
Operating margin	24%	22%	24%	22%
Revenue from our Global IT Services and Products segment consists of revenue from our IT Services and Products and BPO Services business operating segments.

IT Services and products

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
	(in millions)				(in millions)
Revenue	Rs.	24,877	Rs.	29,671	Rs.	47,252	Rs.	56,570
Gross profit		8,409		9,587		16,167		18,198
Selling and marketing expenses		(1,276)		(1,325)		(2,478)		(2,798)
General and administrative expenses		(1,154)		(1,495)		(2,105)		(2,758)
Research and development expenses		(71)		(157)		(128)		(330)
Amortization of intangibles		(64)		(55)		(99)		(123)
Others, net		263		(14)		265		9
Operating income		6,109		6,541		11,622		12,198
Revenue growth rate over prior period		45%		19%		45%		20%
Gross margin		34%		32%		34%		32%
Operating margin		25%		22%		25%		22%
The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of September 30, 2007, approximately 76% of our professionals engaged in providing IT services were located in India. For the six months ended September 30, 2007, 45% of the revenues of our IT services were generated from work performed at our facilities in India.
In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs.47,289 million and Rs.56,942 million for the six months ended September 30, 2006 and 2007 respectively.
BPO Services

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
	(in millions)				(in millions)
Revenue	Rs.	2,296	Rs.	2,783	Rs.	4,397	Rs.	5,297
Gross profit		797		932		1,405		1,794
Selling and marketing expenses		(8)		(40)		(14)		(76)
General and administrative expenses		(244)		(269)		(446)		(524)
Amortization of intangibles		(1)		—		(2)		(2)
Operating income		543		623		942		1,192
Revenue growth rate over prior period		27%		21%		21%		20%
Gross margin		35%		33%		32%		34%
Operating margin		24%		22%		21%		23%
In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs.4,402 million and Rs.5,373 million for the six months ended September 30, 2006 and 2007 respectively.
Results of operations for the three months ended September 30, 2007 and 2006
•	Global IT Services and Products revenue increased by 19% from Rs.27,173 million for the three months ended September 30, 2006 to Rs.32,454 million for the three months ended September 30, 2007. In US$ terms revenue from Global IT Services and Products increased by 35%, however due to adverse impact of appreciation of Indian rupee against the US$, the overall revenue increased by 19%. This increase was primarily driven by a 19% increase in revenue from IT Services and a 21% increase in the revenues from BPO Services. In US $ terms, revenue from enterprise services increased by 41% and revenue from technology services increased by 23%. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services and retail sectors. The increase in revenue from technology services was primarily driven by an increased revenue from services provided to the customers in the telecom sector and from the design and development of embedded software solutions for customers in the consumer electronics sector.
Revenue from BPO services increased by 21% primarily due to increase in the scope and volume of services provided to existing clients.
In our Global IT Services and Products business, we added 59 new clients during the three months ended September 30, 2007. The total number of clients that individually accounted for over $1 million annual run rate in revenue increased from 243 as of September 30, 2006 to 307 as of September 30, 2007.
•	Our gross profit as a percentage of revenues of Global IT Services and Products declined from 34% for the three months ended September 30, 2006 to 32% for the three months ended September 30, 2007. Gross profit as a percentage of revenue from our IT Services declined by 2%, from 34% for the three months ended September 30, 2006 to 32% for the three months ended September 30, 2007. The decline in gross profit as a percentage of revenue in IT Services and Products was primarily due adverse impact of appreciation of Indian rupee against US$, an increase in compensation costs for offshore and onsite employees, as a part of our compensation review.
In BPO Services the gross profit as a percentage of revenue declined by 2% from 35% for three months ended September 30, 2006 to 33% for the three months ended September 30, 2007. The decline in gross profit percentage as a percentage of revenue was primarily due to adverse impact of appreciation of Indian rupee against US$ and an increase in compensation costs as a part of our compensation review.
•	Selling and marketing expenses for our Global IT Services and Products business increased by 6%, from Rs. 1,283 million for the three months ended September 30, 2006 to Rs. 1,365 million for the three months ended September 30, 2007. The increase in selling and marketing expenses in our IT Services business was primarily due to an increase in the number of sales and marketing personnel and an increase in compensation costs as a part of our compensation review.
•	General and administrative expenses for our Global IT Services and Products business increased by 26% from Rs. 1,399 million for the three months ended September 30, 2006 to Rs. 1,763 million for the three months ended September 30, 2007. The increase of Rs. 365 million in general and administrative expenses was primarily due an increase in general and administrative expenses of our IT Services business by Rs. 342 million. The increase in the general and administrative expenses in our IT Services business is primarily on account of increase in the volume of operations during the three month ended September 30, 2007. The increase in the general and administrative expenses in our BPO Services business is primarily due to higher occupancy costs and increase in expenditure on recruiting employees.
•	As a result of the foregoing factors, operating income of our Global IT Services and Products business increased by 8% from Rs. 6,654 million for the three months ended September 30, 2006 to Rs. 7,164 million for the three months ended September 30, 2007.
Results of operations for the six months ended September 30, 2007 and 2006
•	Global IT Services and Products revenue increased by 20%, from Rs. 51,649 million for the six months ended September 30, 2006 to Rs. 61,867 million for the six months ended September 30, 2007. In US$ terms revenue from Global IT Services and Products increased by 35%, however due to adverse impact of appreciation of Indian rupee against the US $, the overall revenue increased by 20%. This increase was primarily driven by a 20% increase in revenue from IT Services and BPO Services. In US$ terms revenue from enterprise services increased by 41% and revenue from technology services increased by 24%.The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services, retail, energy utility and healthcare sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided to customers in the telecom sectors and from the design and development of embedded software solutions for customers in the consumer electronics sector.
Revenue from BPO services increased primarily due to increase in the scope and volume of services provided to existing clients.
In our Global IT Services and Products business, we added 98 new clients during the six months ended September 30, 2007. The total number of clients that individually accounted for over $1 million annual run rate in revenue increased from 476 as of September 30, 2006 to 588 as of September 30, 2007.
•	Our gross profit as a percentage of revenues of Global IT Services and Products declined from 34% for the six months ended September 30, 2006 to 32% for the six months ended September 30, 2007. Gross profit as a percentage of revenue from our IT Services declined from 34% for the six months ended September 30, 2006 to 32% for the six months ended September 30, 2007. The decline in gross profit as a percentage of revenue in IT Services and Products was primarily due adverse impact of appreciation of Indian rupee against US$, an increase in compensation costs for offshore and onsite employees, as a part of our compensation review, compensation costs arising from the grant of additional stock options in July 2006.

This decline has been partly offset by the increase in gross profits as a percentage of revenues in BPO Services by 2% from 32% for six months ended September 30, 2006 to 34% for six months ended September 30, 2007.
•	Selling and marketing expenses for our Global IT Services and Products business increased by 15%, from Rs. 2,492 million for the six months ended September 30, 2006 to Rs. 2,874 million for the six months ended September 30, 2007. This was primarily due to an increase in the selling and marketing expenses in our IT Services business, from Rs. 2,478 million for the six months ended September 30, 2006 to Rs. 2,798 million for the six months ended September 30, 2007. The increase in selling and marketing expenses in our IT Services business is primarily due to an increase in the number of sales and marketing personnel and an increase in compensation costs as a part of our compensation review.

•	General and administrative expenses for our Global IT Services and Products business increased by 29%, from Rs. 2,551 million for the six months ended September 30, 2006 to Rs. 3,282 million for the six months ended September 30, 2007. This was primarily due to increase in general and administrative expenses of our IT Services business by Rs. 654 million and an increase in general and administrative expenses of our BPO Services business by Rs. 78 million. The increase in the general and administrative expenses in our IT Services business is primarily on account of increase in the volume of operations and expenditure incurred on recruiting employees. The increase in the general and administrative expenses in our BPO Services business is primarily due to higher occupancy costs and increase in expenditure on recruiting employees.

•	As a result of the foregoing factors, operating income of our Global IT Services and Products increased by 7%, Rs. 12,565 million for the six months ended September 30, 2006 and Rs. 13,390 million for the six months ended September 30, 2007.

India and AsiaPac IT Services and Products

	Three months ended			Six months ended
	September 30,			September 30,
	2006		2007	2006		2007
	(in millions)			(in millions)
Revenue
Services	Rs.	2,077	2,902	Rs.	3,685	5,388
Products		2,927	5,882		5,692	9,995
Total		5,004	8,784		9,377	15,383
Gross profit
Services		885	1,254		1,603	2,224
Products		284	655		561	1,204
Total		1,169	1,909		2,163	3,428
Selling and marketing expenses		(458)	(855)		(851)	(1,529)
General and administrative expenses		(291)	(455)		(537)	(815)
Amortization of Intangibles		(3)	(11)		(7)	(24)
Others, net		1	1		3	28
Operating income		419	589		772	1,088
Revenue growth rate over prior period		28%	76%		28%	64%
Gross margin		23%	22%		23%	22%
Operating margin		8%	7%		8%	7%
In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, was Rs.4,999 million and Rs.8,764 million for the three months ended September 30, 2006 and 2007 respectively.
Results of operations for the three months ended September 30, 2007 and 2006
•	India and AsiaPac IT Services and Products revenue increased by 76%, from Rs.5,004 million for the three months ended September 30, 2006 to Rs.8,784 million for the three months ended September 30, 2007. Revenue from the products component of our India and AsiaPac IT Services and Products business increased by 101%, from Rs.2,927 million for the three months ended September 30, 2006 to Rs.5,882 million for the three months ended September 30, 2007. The increase was attributable to increase in the volume of products sold by the Company and integration of our acquisition of 3D Networks.

Revenue from the services component of our India and AsiaPac IT Services and Products business grew by 40%, from Rs.2,077 million in the three months ended September 30, 2006 to Rs.2,902 million for the three months ended September 30, 2007. The increase was primarily due to an increase in revenue from our system integration services and growth in our core business of hardware and software support and maintenance services and integration of our acquisition of 3D Networks.

•	Our gross profit as a percentage of India and AsiaPac IT Services and Products declined from 23% for the three months ended September 30, 2006 to 22% for the three months ended September 30, 2007. The decline was primarily due to increase in proportion of revenues from products, which typically have lower gross margins than services. Revenues from products increased from 59% of total revenues for the three months ended September 30, 2006 to 67% of the total revenues for the three months ended September 30, 2007. This was offset by a marginal increase in the gross profits as a percentage of revenue from services.

•	Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 87%, from Rs.458 million for the three months ended September 30, 2006 to Rs.855 million for the three months ended September 30, 2007. This was primarily due to increase in the number of sales and marketing personnel for this business segment, increase in carriage and freight expenses due to increase in volume of the product sold and an increase in expenditure on travel due to increased promotional activities in select geographies in this business segment.

•	General and administrative expenses for our India and AsiaPac IT Services and Products business business increased by 56% from Rs.291 million for the three months ended September 30, 2006 to Rs.455 million for the three months ended September 30, 2007. The increase was primarily due to an increase in the compensation costs, increase in the support staff and higher traveling costs.

•	As a result of the foregoing factors, operating income of India and AsiaPac IT Services and Products increased by 41% from Rs. 419 million for the three months ended September 30, 2006 to Rs. 589 million for the three months ended September 30, 2007.
Results of operations for the six months ended September 30, 2007 and 2006
•	India and AsiaPac IT Services and Products revenue increased by 64%; from Rs. 9,377 million for the six months ended September 30, 2006 to Rs. 15,383 million for the six months ended September 30, 2007. Revenue from the products component of our India and AsiaPac IT Services and Products business increased by 76%; from Rs. 5,692 million for the six months ended September 30, 2006 to Rs. 9,995 million for the six months ended September 30, 2007. The increase was attributable to increase in the volume of products sold by the Company and integration of our acquisition of 3D Networks.

Revenue from the services component of our India and AsiaPac IT Services and Products business grew by 46%; from Rs. 3,685 million in the six months ended September 30, 2006 to Rs. 5,387 million for the six months ended September 30, 2007. The increase was primarily due to an increase in revenue from system integration services and growth in our core business of hardware and software support and maintenance services.

•	As a percentage of India and AsiaPac IT Services and Products revenue, gross profits declined marginally from 23% for the six months ended September 30, 2006 to 22% for the six month ended September 30, 2007. The decline was primarily due to increase in proportion of revenues from products which typically have lower gross margins than services. Revenues from products increased from 61% of total revenues for the three months ended September 30, 2006 to 65% of the total revenues for the three months ended September 30, 2007.

•	Selling and marketing expenses for our India and AsiaPac IT Services and Products business increased by 80%; from Rs. 851 million for the six months ended September 30, 2006 to Rs. 1,529 million for the six months ended September 30, 2007. This was primarily due to an increase in compensation costs, increase in the number of sales and marketing personnel for this business and increase in advertisement expenses due to brand promotion activities.

•	General and administrative expenses for our India and AsiaPac IT Services and Products business increased by 52%; from Rs. 537 million for the six months ended September 30, 2006 to Rs. 815 million for the six months ended September 30, 2007. The increase was primarily due to an increase in the compensation costs, increase in support staffs and higher travelling costs.

•	As a result of the foregoing factors, operating income of India and AsiaPac IT Services and Products increased by 41%; from Rs. 772 million for the six months ended September 30, 2006 to Rs. 1,088 million for the six months ended September 30, 2007.
Consumer Care and Lighting
We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products, hydrogenated cooking oils and many more products for the Indian market. With the acquisition of Unza group, we are increasing our presence in personal care products sector. Our Consumer Care and Lighting segment accounted for 8% of our revenue and 5% of our operating income for the three months ended September 30, 2007.

	Three months ended			Six months ended
	September 30,			September 30,
	2006		2007	2006		2007
	(in millions)			(in millions)
Revenue	Rs.	1,872	3,549	Rs.	3,523	5,770
Gross profit		629	1,482		1,224	2,231
Selling and marketing expenses		(341)	(842)		(671)	(1,235)
General and administrative expenses		(30)	(208)		(59)	(243)
Amortization of intangible assets		(20)	(27)		(33)	(46)
Others, net		7	16		15	19
Operating income		245	421		476	726
Revenue growth rate over prior period		38%	90%		31%	64%
Gross margin		34%	42%		35%	39%
Operating margin		13%	12%		14%	13%
We recognize revenue from product sales, in accordance with the sales contract, at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as employee compensation expenses and overhead costs for factories. Selling and marketing, general and administrative expenses are similar in type to those for our other business segments.
In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, was Rs.1,871 million and Rs.3,561 million for the three months ended September 30, 2006 and 2007 respectively.
Results of operations for the three months ended September 30, 2007 and 2006
•	Consumer Care and Lighting revenue increased by 90%, from Rs.1,872 million for the three months ended September 30, 2006 to Rs.3,549 million for the three months ended September 30, 2007. The increase in revenue is attributable to an increase in volumes of the soap, lighting and furniture products and integration of Unza acquisition from August 2007 resulting in additional revenues of Rs 1,204 million.

•	As a percentage of Consumer Care and Lighting revenue, gross profit increased by 8%; from 34% of revenue for the three months ended September 30, 2006 to 42% of revenue for the three months ended September 30, 2007. This increase was primarily due to higher gross margins in Unza product range. Gross margins as percentage of revenues on Unza product range is 60%.

•	Selling and marketing expenses for Consumer Care and Lighting increased by 147%; from Rs.341 million for the three months ended September 30, 2006 to Rs.842 million for the three months ended September 30, 2007. This was primarily due to the integration of our acquisition of Unza group from August 2007 which resulted in additional selling and marketing expenses of Rs.475 million.

•	General and administrative expenses for Consumer Care and Lighting increased by Rs.178 million; from Rs. 30 million for the three months ended September 30, 2006 to Rs.208 million for the three months ended September 30, 2007. This was primarily due to the integration of our acquisition of Unza group from August 2007 which resulted in additional general and administrative expenses of Rs.149 million.

•	As a result of the foregoing factors, operating income of Consumer Care and Lighting increased by 71%; from Rs.245 million for the three months ended September 30, 2006 to Rs. 421 million for the three months ended September 30, 2007.
Results of operations for the six months ended September 30, 2007 and 2006
•	Consumer Care and Lighting revenue increased by 64%; from Rs.3,523 million for the six months ended September 30, 2006 to Rs.5,770 million for the six months ended September 30, 2007. The increase in revenue is attributable to an increase in volumes of the soap, lighting and furniture products, increase in prices of certain products and integration of Unza acquisition from August 2007 resulting in additional revenues of Rs 1,204 million.

•	As a percentage of Consumer Care and Lighting revenue, gross profit increased by 4%; from 35% for the six months ended September 30, 2006 to 39% for the six months ended September 30, 2007. This increase was primarily due to higher gross margins in Unza product range. Gross margins as percentage of revenues on Unza product range is 60%.The increase has been partly offset by an increase in the proportion of revenues from furniture and lighting products business which typically have lower gross margins as compared to the soap products.

•	Selling and marketing expenses for Consumer Care and Lighting increased by 84%; from Rs. 671 million for the six months ended September 30, 2006 to Rs. 1,235 million for the six months ended September 30, 2007. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies and integration of our acquisition of Unza group from August 2007 which resulted in additional selling and marketing expenses of Rs. 475 million.

•	General and administrative expenses for Consumer Care and Lighting increased by Rs. 184 million; from Rs. 59 million for the six months ended September 30, 2006 to Rs. 243 million for the six months ended September 30, 2007. This was primarily due to the integration of our acquisition of Unza group from August 2007 which resulted in additional general and administrative expenses of Rs. 149 million.

•	As a result of the foregoing factors, operating income of Consumer Care and Lighting increased by 53%; from Rs. 476 million for the six months ended September 30, 2006 to Rs. 726 million for the six months ended September 30, 2007.
Others, including reconciling items
Results of operations for the three months ended September 30, 2007 and 2006
•	Revenue from Others increased by 145%; from Rs. 1,092 million for the three months ended September 30, 2006 to Rs. 2,675 million for the three months ended September 30, 2007. This was primarily due to integration of our acquisition of Hydrauto group from November 2006 resulting in additional revenues of Rs. 1,298 million and increase in the revenues from the sale of hydraulic cylinders and tipping gear systems.

•	As a percentage of Others revenue, gross profit declined by 7%; from 27% of revenue for the three months ended September 30, 2006 to 20% of revenue for the three months ended September 30, 2007. This decline was primarily due to integration of our acquisition of Hydrauto group from November 2006, which reported a gross profit of 17% during the three months ended September 30, 2007.

•	Selling and marketing expenses for Others, including reconciling items, increased by 192%; from Rs. 78 million for the three months ended September 30, 2006 to Rs. 226 million for the three months ended September 30, 2007. This increase was primarily attributable to an increase in the use of premium distribution channels for deliveries and integration of our acquisition of Hydrauto group from November 2006.

•	General and administrative expenses for Others, including reconciling items, have increased by 204%; from Rs. 74 million for the three months ended September 30, 2006 to Rs. 229 million for the three months ended September 30, 2007. This was primarily due to integration of our acquisition of Hydrauto group from November 2006 which resulted in additional general and administrative expenses of Rs. 178 million.

•	Exchange rate fluctuation, net increased to Rs. 268 million for the three months ended September 30, 2007. This was primarily due to foreign currency translation impact of overseas corporate deposits.
•	As a result of the above, operating income of Others, including reconciling items, declined from Rs. 151 million for the three months ended September 30, 2006 to Rs. (12) million for the three months ended September 30, 2007.

Results of operations for the six months ended September 30, 2007 and 2006
•	Revenue from Others increased by 199%; from Rs. 1,901 million for the six months ended September 30, 2006 to Rs. 5,688 million for the six months ended September 30, 2007. This was primarily due to integration of our acquisition of Hydrauto group from November 2006 resulting in additional revenues of Rs. 2,918 million and increase in the revenues from the sale of hydraulic cylinders and tipping gear systems.

•	As a percentage of Others revenue, gross profit declined from 24% of revenue for the six months ended September 30, 2006 to 17% of revenue for the six months ended September 30, 2007. This decline was primarily due to integration of our acquisition of Hydrauto group from November 2006, which reported a gross profit of 11% during the six months ended September 30, 2007.

•	Selling and marketing expenses for Others (including reconciling items) increased by 125%; from Rs. 183 million for the six months ended September 30, 2006 to Rs. 411 million for the six months ended September 30, 2007. This increase was primarily attributable to an increase in the use of premium distribution channels for deliveries and integration of our acquisition of Hydrauto group from November 2006 which resulted in additional selling and marketing expenses of Rs 80 million.

•	General and administrative expenses for Others, including reconciling items, increased by 200%; from Rs. 125 million for the six months ended September 30, 2006 to Rs. 376 million for the six months ended September 30, 2007. This was primarily due to integration of our acquisition of Hydrauto group from November 2006 which resulted in additional general and administrative expenses of Rs 255 million.

•	Exchange rate fluctuation, net increased to Rs. 389 million for the six months ended September 30, 2007. This was primarily due to foreign currency translation impact of overseas corporate deposits.

•	As a result of the above, operating income of Others, including reconciling items, decreased by Rs. 342 million; from Rs. 165 million for the six months ended September 30, 2006 to Rs. (177) million for the six months ended September 30, 2007.
Deferred Stock Compensation
Effective April 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)) which requires the measurement and recognition of compensation expense for all stock-based payment awards which are based on the grant-date fair value of those awards. Previously, we had used the intrinsic value based method, permitted by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, to account for our employee stock-based compensation plans and had adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.
We have adopted SFAS No. 123(R) using the modified prospective application method. Under this approach we have recognized compensation expense for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123. Pursuant to adoption of SFAS No. 123(R), we have recognized additional compensation expense of Rs. 82 million for the six months ended September 30, 2006.
We have recognized stock compensation cost of Rs. 548 million and Rs. 624 million for the six months ended September 30, 2006 and 2007 respectively. The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
     The allocation is as follows:

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
	(in millions)				(in millions)
Cost of revenue	Rs.	268	Rs.	244	Rs.	434	Rs.	488
Selling and marketing expenses		43		40		63		79
General and administrative expenses		37		28		51		57

	Rs.	348	Rs.	312	Rs.	548	Rs.	624

Amorti zation of Intangible Assets
We amortize intangible assets over their estimated useful lives unless such lives are determined to be indefinite. Amortizable intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period, unless that pattern cannot be reliably determined, in which case a straight-line amortization is used. We have amortized intangible assets of Rs. 187 million and Rs. 254 million for the six months ended September 30, 2006 and 2007 respectively.
The marketing and customer related intangibles relating to Unza and Infocrossing acquisitions have been determined on a preliminary basis. Further, we are in the process of determining components of marketing related intangibles which have indefinite life, and those, which have finite life. Finalization of the purchase price allocation can result in changes to the amounts allocated to and the estimate of useful lives of marketing and customer related intangibles.
Foreign Exchange Gains, net
Our foreign exchange gains, net, comprises of:
•	exchange differences arising from the translation or settlement of transactions in foreign currency;

•	the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts, which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity.
Other Income, net
Our other income includes interest income on short-term investments, net of interest expense on short-term debt, dividend income, realized gains/(losses) on the sale of investment securities and gains/(losses) on sale of property, plant and equipment.
Equity in Earnings/Losses of Affiliates
Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.
WeP Peripherals (WeP). We held a 36.9% interest as of March 31, 2006 in WeP Peripherals. In December 2006, we sold a portion of our interest in WeP Peripherals subsequent to which, our ownership interest in WeP Peripherals was reduced to 15% and we do not have the ability to exercise significant influence over the operating and financial policies of WeP Peripherals.
W M Netserv. We record our 80.1% ownership interest in WM Netserv by the equity method as the minority shareholder in the investee has substantive participative rights as specified in EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Right.
Income Taxes
Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work.  Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
Currently, we benefit from certain tax incentives under Indian tax laws.  As a result of these incentives, our operations have not been subject to significant Indian tax liabilities.  These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” and “Special Economic Zones” in India and an income tax deduction of 100% for profits derived from exporting information technology services.  As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years.   We are currently also eligible for exemptions from other taxes, including customs duties. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact tax laws in the future, which could further impair our other tax incentives.

In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones engaged in manufacture of articles or in provision of services. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.
We received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 million (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by us under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. We appealed against these demands. The first appellate authority vacated the tax demands, which vacates a substantial portion of the demand for the aforementioned financial years. The income tax authorities have filed an appeal against the above order.
Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, we believe that the final outcome of the above disputes should be in our favor and there should not be any material impact on the financial statements. The range of loss relating these contingencies is between zero and the amount of demand.
Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty.  Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
Pursuant to the changes in the Indian Income Tax Laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under sections 10A and 10B; consequently, we have calculated our tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried-forward and set-off against future tax liabilities computed under normal tax provisions.
The unrecognized tax benefits increased by Rs. 227 million during the six months ended September 30, 2007. This was primarily due to non-recognition of certain credits in computation of MAT eligible for deferral and set off against regular income taxes in the future.
The unrecognized tax benefits decreased by Rs. 180 million during the six months ended September 30, 2007 due to write back of tax provision upon completion of tax assessment by the tax authorities in a particular tax jurisdiction.
The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Fringe Benefits Tax and other similar taxes enacted in the future by the Government of India could adversely affect our profitability. In our income statement, the FBT is allocated as cost of revenues, selling and marketing expenses and general and administrative expenses on the basis of its nature.
A recent amendment to the Indian tax regulations requires us to pay FBT on employee stock options. The FBT is computed based on the fair market value of the underlying share on the date of vesting of an option as reduced by the amount actually paid by the employee for the exercise of the options. Our obligation to pay FBT arises only upon the exercise of the options and will be recorded at the time of the exercise. The FBT paid during the six months ended September 30, 2007 is not material.
Effective April 1, 2007, we adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes – An Interpretation of Statement of Financial Accounting Standards No. 109

(FIN 48).  The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007.
We have preliminarily determined that approximately US$ 72 million of net operating losses of Infocrossing are available for carry-forward and set-off against the future taxable profits. We are currently evaluating the deductibility of certain expenses for tax purposes. This could result in an unrecognized tax benefit or adjustment to the preliminary amount allocated to deferred tax assets.
Liquidity and Capital Resources
As of September 30, 2007, we had cash and cash equivalents of Rs.20,299 million, investments in liquid and short-term mutual funds of Rs.23,060 million and an unused line of credit of approximately Rs.1,410 million, US$ 438 million, SEK 78 million and MYR 58 million. To utilize the line of credit we need to comply with certain financial covenants. As of September 30, 2007, we were in compliance with such financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through bank loans.
Cash provided by operating activities for the six months ended September 30, 2007 was Rs.12,225 million, as compared to Rs.13,374 million in the six months ended September 30, 2006. The decline of Rs.1,149 was primarily due to Rs.3,107 million increases in our operating assets and increase in the operating liability by Rs.1,191 million. This was offset by increase in our our net income and depreciation and amortization.
During the six month ended September 30, 2007 the operating assets increased by Rs.3,107 million from March 31, 2007 primarily due to increase in the volume of operations, inventory turns, rentals paid in advance for leasehold land and cost deferrals primarily resulting from the application of contingent revenue provision of EITF 00-21, Revenue arrangements with multiple deliverables. This was offset by the decrease in the receivable days. Increase in the operating liabilities is attributable to increase in the volume of operations.
Cash used in investing activities for the six months ended September 30, 2007 was Rs. 22,672 million as compared to Rs.12,635 million for the six months ended September 30, 2006. Cash used in investing activities was primarily towards payment for acquisitions. Acquisitions have been financed partly through cash generated from operations and net proceed from sale/maturity of investments and partly through short-term borrowings of Rs.10,746 million. Cash used in investing activities include Rs.6,315 million towards purchase of property, plant and equipment, which is primarily driven by our growth strategy.
Cash provided by financing activities for the six months ended September 30, 2007 was Rs. 18,317 million as compared to cash used in financing activities of Rs.5,459 million for the six months ended September 30, 2006. This was primarily attributable to net proceeds from borrowings Rs.20,115 million during the six months ended September 30, 2007. Borrowings include Rs.10,746 million of short-term borrowings for financing acquisitions and other short-term borrowings of Rs.9,942 million for general corporate purposes.
As of September 30, 2007 we have recognized Rs.4,278 million payable to holders of convertible debt in Infocrossing and Rs.981 million of deferred purchase consideration relating to Unza acquisition. Further, in October 2007, the Board of Directors declared an interim dividend of Rs 2 per share amounting to Rs.3,414 million, including the applicable taxes. The acquisition related payments and the interim dividend would be paid during the quarter ending December 31, 2007. We expect to fund these payments through cash generated from operations.
As of September 30, 2007 we had contractual commitments of Rs.14,631 million related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.
We expect that our cash and cash equivalents, investments in liquid and short term mutual funds and the cash flows expected to be generated from our operations in future would be sufficient to fund our expansion plans. We routinely review potential acquisitions. We could be required to obtain additional debt or equity financing to fund the acquisitions.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, primarily for acquisitions, if needed, will be available on favorable terms, if at all.
Off-Balance Sheet Arrangements
We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”
Contractual Obligations
The table of future payments due under contractual commitments as of September 30, 2007, aggregated by type of contractual obligation, is as given below:

					In Rs. million
			Payments due in year ended September 30,
					2012
	Total	2008	2008-10	2010-12	onwards
Short-term borrowings from banks	24,762	24,762	—	—	—
Current portion of long-term debt	1,301	1,301	—	—	—
Long-term debt, excluding current portion (includes capital lease obligation)	3,141	—	999	61	2,081
Estimated interest payment (1)	605	85	169	173	178
Capital Commitments	4,796	4,796	—	—	—
Non-cancelable operating lease obligation	7,430	1,356	2,108	1,147	2,819
Purchase obligations	2,405	2,405	—	—	—
Other liabilities (2)	230	82	148
Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty was included as a purchase obligation.

(1) Interest payments for long term fixed rate and term debt has been calculated based on applicable rates and payment dates. Interest payments on variable rate debts and/ or non-term debt has been calculated estimating the interest rates and payment dates, based on our determination of the most likely scenarios for each relevant debt instruments
(2) In accordance with SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the total accrued benefit liability for defined benefit and contribution plans recognized as of September 30, 2007, was Rs. 306 million.
Other liabilities in the balance sheet also include amount of Rs. 1,754 million towards uncertain tax positions. For such amount, the extent of the amount and timing of payment/cash settlement is not reliably estimable or determinable, at present.
We did not include these amounts in the contractual obligations table.
Trend Information
Global IT Services and Products. We believe that the increasing acceptance of outsourcing and off shoring of activities as an economic necessity has contributed to continued growth in our revenue. However, the increased competition among IT companies, commoditization of services and high volume transactions in IT services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, develop innovative service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.

Our gross profit as a percentage of revenues in Global IT Services and Products has declined from 34% for the six month ended September 30, 2006 to 32% for the six months ended September 30, 2007. We anticipate difficulty in further improving our profits due to:
•	Our limited ability to increase prices;

•	Increases in proportion of services performed at client location — some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises;

•	Increases in wages for our IT professionals;

•	The impact of amortization of stock compensation cost;

•	The impact of exchange rate fluctuations on our rupee realizations; and

•	The impact of the high percentage on fixed costs, high attrition rates and high composition of voiced based services in our revenues from BPO services.

•	Dilution in gross margins due to acquisitions.
We expect these trends to continue for the foreseeable future. In response to the pressure on gross margins and the increased competition from other IT services companies, we are focusing on offering services with higher margins, strengthening our delivery model, increasing employee productivity, investing in emerging technology areas, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals. We have a clear strategy for improving gross margins in our acquisitions through offshoring, optimum utilization of infrastructure and resources and synergy benefits of combined operations.
To remain competitive, we believe that we need to be innovative, identify and position ourselves in emerging technology areas and increase our understanding of industries and businesses and impact of IT on such business.
Our Global IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:
•	The effect of seasonal hiring which occurs in the quarter ended September 30;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.
India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, Lenovo and HP have identified India as a key focus area. The gross margins in the products component of this business segment declined marginally from 23% for the six months ended September 30, 2006 to 22% for the six months ended September 30, 2007.
Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenue for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenue will decrease as the proportion of services revenue increases.
Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.
Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.
Critical accounting policies
Critical accounting policies are defined as those that in our view are most important to the portrayal of our financial condition and results and that place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.

Revenue Recognition
We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.
Product Revenue
Product revenue is recognized when there is persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped and title and risk of loss has been transferred.
We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.
Service Revenue
Service revenue is recognized when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts that involve significant production, modification or customization of the software is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2, Software Revenue Recognition. Fixed-price, fixed-timeframe contracts, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms” as laid out in paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1. In these fixed-price, fixed-timeframe contracts revenue is recognized using the percentage-of-completion method.
We use the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors we review to estimate the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss.
We evaluate change orders to determine whether such change orders are normal element and form part of the original scope of the contract. If the change orders are part of the original scope of the contract, no changes are made to the contract price. For other change orders, contract revenue and costs are adjusted only after the approval of the changes to the scope and price by us and the client. Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs before the receipt of the contract. However, such costs are deferred only if the cost can be directly associated with specific anticipated contract and the recoverability from that contract is deemed to be probable.
Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.
Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.

Revenue Arrangements with Multiple Deliverables
Based on the guidance in EITF Issue No. 00-21, we recognize revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.
The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance of costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance of deliverables.
Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of returns and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.
Accounting Estimates
While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectibility of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.
Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.
In accounting for amortization of stock compensation we estimate stock options forfeitures. Any revisions in our estimates could impact our results of operations and our financial position.
We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of market values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or market value.
Accounting for Income taxes
As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.
We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries, since we expect to realize this in a tax-free manner and the current tax laws in India provide means by which we can realize our investment in a tax-free manner.
We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax.
We account for uncertainty in income taxes in the financial statements in accordance with Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). The accounting and disclosure of tax positions taken or expected to be taken on a tax return are based on the recognition threshold and measurement attribute as prescribed by FIN 48. We recognize penalties and interest related to unrecognized tax benefits as a component of other income, net.
Business Combinations, Goodwill and Intangible Assets
In accordance with Business Combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We also engage third-party appraisal firms to assist us in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets.
In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. Under the income approach, we calculate the fair value of a reporting unit based on measurement techniques such as discounted cash flow analyses. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.
We generally perform internal valuation analyses and consider other market information that is publicly available for determining goodwill impairments. The discounted cash flow approach and the income approach, which we use to estimate the fair value of our reporting units, are dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Derivatives and Hedge Accounting, and Exchange Rate Risk
Although our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We enter into forward foreign exchange contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivables and forecasted cash flows denominated in certain foreign currencies. The derivatives also include short term forward foreign exchange contracts pursuant to a roll-over hedging strategy which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur. We also designate zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the cash inflows are realized at the spot rate, otherwise the cash inflows are realized at the upper or lower strike price.
We designate the derivatives in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. With respect to derivatives acquired pursuant to the roll-over hedging strategy, the changes in the fair value of discount or forward premium points are recognized in consolidated statements of income of each period. We do not apply the short-cut method to determine hedge effectiveness.
Gains and losses upon roll-over of derivatives acquired pursuant to the roll-over hedging strategy are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income.
Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period.
Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating derivates as hedges of forecasted transactions could alter the proportion of derivatives which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of derivatives is immediately recognized in the consolidated statements of income.
We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.
As of September 30, 2007, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

Item 3.  Quantitative and Qualitative Disclosure about Market Risk.
General
Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument.  The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.  Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt.
Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency.  The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.  Most of our exposure to market risk arises out of our foreign currency account receivables.
Risk Management Procedures
We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management.  Our corporate treasury department recommends risk management objectives and policies, which are approved by senior management and our Audit Committee.  The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Components of Market Risk
Our exposure to market risk arises principally from exchange rate risk.  Interest rate risk is the other component of our market risk.
Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the dollar can adversely affect our results of operations.
We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency.  As of September 30, 2006, we had forward contracts to sell amounting to $ 555 million, £ 2 million and Euro 45 million. As of September 30, 2006, we had options to sell amounting to $ 132 million and £ 6 million. As of September 30, 2007, we had forward contracts to sell amounting to $ 909 million, £ 57 million and Euro 31 million and forward contracts to buy amounting to $ 533 million, £ 38 million and Euro 10 million. As of September 30, 2007, we had options to sell amounting to $259 million and £18 million.
In connection with cash flow hedges, the Company has recorded Rs. (34) million and Rs. 674 million of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at September 30, 2006 and September 30, 2007.
Sensitivity analysis of exchange rate risk As at September 30, 2007, a Rupee 1 appreciation /depreciation in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 693 million decrease/increase in the fair value of the company’s forward contracts.
Interest rate risk. Our interest rate risk primarily arises from our investment securities. Our investments are primarily in short-term investments and therefore these do not expose us to significant interest rate risk. A substantial portion of our long-term debt is variable-rate debt and therefore does not expose us to significant interest rate risk.
Fair value.  The fair value of our market rate risk sensitive instruments, other than forward contracts and option contracts, closely approximates their carrying value.

Item 4. Controls and Procedures.
Evaluation of disclosure controls and procedures.
Based on their evaluation as of September 30, 2007, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
Change in internal controls.
During the period covered by this Quarterly Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
PART II – OTHER INFORMATION
Item 1. Legal Proceedings.
Income Taxes. We received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 million (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by us under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. We appealed against these demands. The first appellate authority vacated the tax demands, which vacates a substantial portion of the demand for the aforementioned financial years. The income tax authorities have filed an appeal against the above order.
Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, we believe that the final outcome of the above disputes should be in our favor and there should not be any material impact on the financial statements. The range of loss relating these contingencies is between zero and the amount of demand.
Item 1A. Risk Factors.
This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007, which Risk Factors and Information are incorporated herein by reference. The Risk Factors included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 have not materially changed other than as set forth below:
We derive a significant portion of our revenues from clients located in the United States. Economic slowdown or recession in the United States may impact our business. During the six months ended September 30, 2007, we derived approximately 64% of our revenues from the United States. The recent developments in mortgage based securities markets could impact the United States economy. A slowdown or recession in United States could result in our clients reducing or postponing their technology spending, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

     Appreciation of Indian Rupee against major currencies of the world could negatively impact our revenue and operating results.
     A significant portion of our revenues is earned in major currencies of the world while a significant portion of our costs are in Indian rupees. Since April 2007, the Indian rupee has appreciated by 10% against US dollar, 3% against Euro and 6% against Pound Sterling. Continued appreciation of the Indian rupee against the major currencies of the world can adversely affect our revenues and gross margins, and can adversely impact our competitive positioning.  We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
     None
Item 3. Default Upon Senior Securities.
     None
Item 4. Submission of matters to a vote of security holders.
A.	ANNUAL GENERAL MEETING
a.	We held our Annual General Meeting of shareholders (AGM) on July 18, 2007.

b.	The following directors retired by rotation at the AGM held on July 18, 2007 and, being eligible for re-election, offered themselves for re-election as directors’ of the Company.
Mr Narayanan Vaghul – Elected unanimously
Mr B C Prabhakar — Elected unanimously
The following other directors term of office continued:
Mr Azim H Premji
Dr Ashok S Ganguly
Dr Jagdish N Sheth
Mr P M Sinha
Mr William Arthur Owens
c.	The following is a brief description of the matters voted upon at our AGM held on July 18, 2007, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.
ORDINARY BUSINESS

			Votes	Abstentions/
		Votes	Against/	Broker
Sl.No.	Brief description of the matter put to vote	for *	Withheld	Non-Votes

1.	To receive, consider and adopt the Balance Sheet as at March 31, 2007 and the Profit and Loss Account for the year ended on that data and the Report of Directors and Auditors thereon	146	Nil	Nil

2.	To confirm payment of Interim Dividend and declare final dividend on equity shares	146	Nil	Nil

3.	To appoint Mr Narayanan Vaghul as Director to fill the vacancy left by his retirement by rotation.	146	Nil	Nil

4.	To appoint Mr B C Prabhakar as Director to fill the vacancy left by his retirement by rotation	146	Nil	Nil

5.	To re-appoint BSR & Co. Chartered Accountants, as auditors to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Audit Committee of the Board in consultation with the Auditors.	146	Nil	Nil

SPECIAL BUSINESS

			Votes	Abstentions/
		Votes	Against/	Broker
Sl.No.	Brief description of the matter put to vote	for *	Withheld	Non-Votes

6.	To approve by way of an Ordinary Resolution in terms of Section 269, 301, 311 and other applicable provisions, if any under the Companies Act, 1956, the re-appointment of Mr Azim H Premji, Chairman and Managing Director (designated as “Chairman”) of the Company with effect from July 31, 2007 until July 30, 2009, on the terms and conditions as provided in the explanatory statement.	146	Nil	Nil

7.	To approve by way of Special Resolution in terms of Section 314(1B) read with Director’s Relatives (Office or Place of Profit) Rules, 2003 and all other applicable provisions, if any, of the Companies Act, 1956, the appointment of Mr Rishad Azim Premji son of Mr Azim H Premji, Chairman of the Company to hold and continue to hold an Office or Place of Profit as Business Manager-Mortgage Practice with effect from July 20, 2007 for a period of three years, on the terms and conditions as provided in the explanatory statement.	146	Nil	Nil

8.	To approve by way of Special Resolution to carry out the amendments to Wipro Employee Stock Option Plan 1999, Wipro Employees Stock Option Plan 2000, ADS Stock Option Plan 2000, Wipro Restricted Stock Unit Plan 2004, ADS Restricted Stock Unit Plan, 2004 and Wipro Restricted Stock Unit Plan, 2005 with effect from April 1, 2007 pursuant to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and all other applicable statutory provisions.	146	Nil	Nil

9.	To approve by way of Special Resolution in terms of Section 81(1A) and all other applicable provisions of the Companies Act, 1956 including the relevant circulars and notifications issued by Reserve Bank of India, SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999) issued by Securities and Exchange Board of India for creation and issue of Restricted Stock Units exercisable into equity shares of nominal value Rs.2/- under Wipro Employee Restricted Stock Unit Plan 2007	146	Nil	Nil

*	Under the Indian Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one tenth of the total shares entitled to vote on the resolution or by those holding paid up capital of at least Rs.50,000. Under our Articles of Association, a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such a proxy shall have a vote on the show of hands as if he were a member.

Under the Indian Companies Act and our Articles of Association, on a show of hands every member present in person have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid up capital of the Company.

The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.
B.	APPROVAL OF SCHEME OF AMALGAMATION FOR THE MERGER OF WIPRO INFRASTRUCTURE ENGINEERING LIMITED, WIPRO HEALTHCARE IT LIMITED AND QUANTECH GLOBAL SERVICES LIMITED WITH WIPRO LIMITED IN A COURT CONVENED EXTRAORDINARY GENERAL MEETING HELD ON JULY 18, 2007

A court convened Extraordinary General Meeting was held on July 18, 2007 at 5.15 pm for approval of the proposed merger of Wipro Infrastructure Engineering Limited, Wipro HealthCare IT Limited and Quantech Global Services Limited with Wipro Limited.

The following is a brief description of the matters voted upon at our Extraordinary General Meeting held on July 18, 2007, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.

The resolution was passed in favour of the proposed Scheme of Amalgamation of Wipro Infrastructure Engineering Limited, Wipro HealthCare IT Limited and Quantech Global Services Limited with Wipro Limited as carried by 214 Equity Shareholders out of a total of 218 Equity Shareholders present in person or by representation or by proxy representing 99.99% in value of the Equity Shareholders present and voting either in person or by proxy.

		Number	Number	Invalid
		of voters	of voters	Number of
Sl.No.	Brief description of the matter put to vote	in favour	Against	voters

1.	To approve the proposed merger and the Scheme of Amalgamation of Wipro Infrastructure Engineering Limited, Wipro HealthCare IT Limited and Quantech Global Services Limited with Wipro Limited pursuant to sections 391 to 394 of the Companies act, 1956 (the Act) and Rules 67 to 87 of the Companies (Court) Rules, 1959 (the Rules) and other applicable provisions, if any, of the Act and the Rules and subject to sanction by the Honorable High Court at Karnataka, Honorable High Court Andhra Pradesh and other requisite concerns and approvals, if any, and subject to such terms and conditions and modification(s) as may be imposed, prescribed or suggested by the Honorable High Courts or other appropriate authorities	214	4	56

C.	APPROVAL OF SCHEME OF AMALGAMATION FOR THE MERGER OF MPACT TECHNOLOGY SERVICES PRIVATE LIMITED, MPOWER SOFTWARE SERVICES (INDIA) PRIVATE LIMITED AND CMANGO INDIA PRIVATE LIMITED WITH WIPRO LIMITED IN A COURT CONVENED EXTRAORDINARY GENERAL MEETING HELD ON JULY 18, 2007

A court convened Extraordinary General Meeting was held on July 18, 2007 at 5.30 pm for approval of the proposed merger of Mpact Technology Services Private Limited, MPower Software Services (India) Private Limited and cMango India Private Limited with Wipro Limited.

The following is a brief description of the matters voted upon at our Extraordinary General Meeting held on July 18, 2007, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.

The resolution was passed in favour of the proposed Scheme of Amalgamation of Mpact Technology Services Private Limited, Mpower Software Services (India) Private Limied and cMango India Private Limited as carried by 172 Equity Shareholders out of a total of 173 Equity Shareholders present in person or by representation or by proxy representing about 100% in value of the Equity Shareholders present and voting either in person or by proxy.

		Number of		Invalid
		voters in	Number of	Number of
Sl.No.	Brief description of the matter put to vote	favour	voters Against	voters

1.	To approve the proposed merger and the Scheme of Amalgamation of Mpact Technology Services Private Limited, Mpower Software Services (India) Private Limited and cMango India Private Limited with Wipro Limited pursuant to sections 391 to 394 of the Companies act, 1956 (the Act) and Rules 67 to 87 of the Companies (Court) Rules, 1959(the Rules) and other applicable provisions, if any, of the Act and the Rules and subject to sanction by the Honorable High Court at Karnataka and Honorable High Court of Mumbai and other requisite concerns and approvals, if any, and subject to such terms and conditions and modification(s) as may be imposed, prescribed or suggested by the Honorable High Courts or other appropriate authorities	172	1	44
Item 5. Other Information
     None
Item 6. Exhibits.
     The Exhibit Index attached hereto is incorporated by reference to this item.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: October 30, 2007	WIPRO LIMITED

/s/ Suresh C. Senapaty

Suresh C. Senapaty Chief Financial Officer and Executive Vice President, Finance

EXHIBIT INDEX

Exhibit
Number	Description of Document
*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended September 30, 2007.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.